Prospectus

Federated Managed Volatility Strategy Portfolio

A Portfolio of Federated Managed Pool Series

A mutual fund with an investment objective of total return while seeking to provide volatility management. The fund is used to implement managed volatility investment strategies for eligible investors in wrap fee ~~or~~, separately managed <u>and other discretionary investment</u> accounts that are advised or sub-advised by Federated Investment Counseling (FIC), a subsidiary of Federated Investors Inc. ("Federated"), or its affiliates<u>, or certain other discretionary managers</u>. Shares of the fund held for an eligible investor may be purchased only at the direction of FIC or other ~~advisers~~<u>discretionary managers</u> to such wrap fee ~~or~~, separately managed <u>or other discretionary investment</u> accounts.

As with all mutual funds, the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) have not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

CONTENTS

Fund Summary Information

Federated Managed Volatility Strategy Portfolio (the "Fund")

RISK/RETURN SUMMARY: INVESTMENT OBJECTIVE

The Fund's investment objective is total return while seeking to provide volatility management. This non-fundamental objective may be changed by the Fund's trustees without shareholder approval.

RISK/RETURN SUMMARY: FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, as applicable)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends (and other Distributions) (as a percentage of offering price)	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	None
Distribution (12b-1) Fee	None
Other Expenses	0.69%
Acquired Fund Fees and Expenses	0.06%
Total Annual Fund Operating Expenses	0.75%
Fee Waivers and Expense Reimbursements[1]	0.69%
Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements	0.06%

1 The Co-Advisers will not charge a fee for their advisory services to the Fund. The Co-Advisers have contractually agreed to reimburse all operating expenses, excluding Acquired Fund Fees and Expenses and extraordinary expenses incurred by the Fund. Shareholders must approve any change to the contractual reimbursements. Investors should carefully consider the separate fees charged in connection with investment in the Fund.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that operating expenses are based on the contractual limitation as shown in the table above and remain the same. Although your actual costs and returns may be higher or lower, based on these assumptions your cost would be:

1 Year	$ 6
3 Years	$19
5 Years	$34
10 Years	$77

PORTFOLIO TURNOVER

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in Annual Fund Operating Expenses or in the Example above, affect the Fund's performance.

RISK/RETURN SUMMARY: INVESTMENTS, RISKS AND PERFORMANCE

What are the Fund's Main Investment Strategies?

The Fund pursues its investment objective by investing primarily in fixed income securities and equity-related securities, including equity linked notes and convertible securities, and overlaying a managed volatility strategy, as described below.

The Fund is used to implement managed volatility investment strategies (SMA Volatility Strategy) for eligible investors in wrap fee, separately managed and other discretionary investment accounts that are advised or sub-advised by Federated Investment Counseling (FIC), a subsidiary of Federated Investors Inc. (Federated), or its affiliates, or certain other discretionary managers. The wrap fee, separately managed and other discretionary accounts will be primarily invested in equity securities. Investment decisions for the Fund will be made by the Co-Advisers based on the investment program and activities of the Fund together with the model portfolio for an SMA Volatility Strategy (SMA Volatility Strategy Model) which is maintained by the Co-Advisers' affiliate, FIC.

The Fund's Co-Advisers are Federated Global Investment Management Corp. (Fed Global), Federated Investment Management Company (FIMCO) and Federated Equity Management Company of Pennsylvania (FEMCOPA). FEMCOPA is primarily responsible for managing the convertible securities and equity-linked notes and other equity-related hybrid instruments and derivatives contained in the Fund's portfolio. FIMCO is primarily responsible for managing the fixed-income portion of the Fund's portfolio, including fixed income securities and related derivative contracts. Fed Global and FEMCOPA also work collaboratively and are primarily responsible for implementing a managed volatility strategy that involves managing the Fund's use of futures contracts to adjust, using the Fund's portfolio, the expected volatility of the Fund and the SMA Volatility Strategy Model as a whole to a target annualized volatility. In doing so, Fed Global and FEMCOPA also will monitor and take into account the equity securities maintained in the SMA Volatility Strategy Model that is maintained by their affiliate, FIC. Fed Global and FEMCOPA also are primarily responsible for determining the allocation of the Fund's portfolio between equity-related, fixed income and other investments. Each Co-Adviser also may from time to time consult and work collaboratively with, or be informed by the decisions of or information from, one or both of the other Co-Advisers in connection with making certain investment decisions in regards to the Fund's investment strategies and portfolio, in addition to various compliance, operational and administrative matters. While the Co-Advisers may work collaboratively in connection with the management of the Fund's portfolio as described above, under certain circumstances, such as, for example, when certain personnel at another Co-Adviser are not available, a Co-Adviser may make decisions or otherwise act independently from the other Co-Advisers.

Regarding the Fund's equity-related portfolio, FEMCOPA will make investment decisions for the Fund with respect to its investments in convertible securities and equity-linked notes and other equity-related hybrid instruments and derivatives in relation to the expected volatility of the Fund and the SMA Volatility Strategy Model as a whole, and not solely on the basis of the volatility of the Fund. The overall SMA Volatility Strategy consists of equity and fixed income securities that are believed to have the potential for high total return and moderate income, overlayed with a managed volatility strategy. FEMCOPA's process for selecting equity investments and equity-related securities seeks to identify mature, mid- to large-cap value companies and securities with high dividend yields that are likely to maintain and increase their dividends. FEMCOPA seeks to reduce the downside risk and volatility of the entire Fund and SMA Volatility Strategy Model as a whole and to purchase undervalued stocks or equity-related investments that may significantly increase in price as the market recognizes the company's true value.

~~The Fund invests primarily in derivative instruments (such as futures, options and swaps), equity-linked notes, convertibles and fixed income securities. The Fund's Co-Advisers' process for selecting equity investments seeks to maintain, increase or decrease the Fund's volatility. The Co-Advisers select~~Regarding the Fund's fixed income portfolio, FIMCO selects fixed-income investments that offer high current yields. ~~The Co-Advisers expect~~FIMCO expects that these fixed-income investments will primarily be investment-grade debt issues, domestic noninvestment-grade debt securities (also known as "junk bonds" or "high-yield bonds") and foreign (investment-grade and noninvestment-grade fixed-income securities, including emerging market debt securities) investment grade and noninvestment grade fixed income securities. The Fund may also invest in domestic investment grade fixed income securities. The Co-Advisers. FIMCO continuously analyzeanalyzes a variety of economic and market indicators, considers the expected performance and risks unique to these categories of fixed-income investments, and attempts to strategically allocate among the categories to achieve strong income across changing business cycles. FIMCO does not target an average maturity or duration for the Fund's portfolio and may invest in bonds of any maturity or duration. The Fund may buy or sell foreign currencies or foreign currency forwards in lieu of or in addition to non-dollar denominated fixed-income securities in order to hedge or increase or decrease its exposure to foreign interest rate and/or currency markets. When investing in fixed-income securities, the Fund may invest in such securities directly or through investment in Emerging Markets Fixed Income Core Fund, a portfolio of Federated Core Trust II L.P., Federated Mortgage Core Portfolio and/or Federated High Yield Bond Portfolio, each a portfolio of Federated Core Trust (each portfolio an "Underlying Fund," and together the "Underlying Funds"). At times the Fund's investment in an Underlying Fund may be a substantial portion of the Fund's portfolio.

Certain of the government securities in which the Fund invests are not backed by the full faith and credit of the U.S. government, such as those issued by the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Bank System. These entities are, however, supported through federal subsidies, loans or other benefits. The Fund may also invest in government securities that are supported by the full faith and credit of the U.S. government, such as those issued by the Government National Mortgage Association ("Ginnie Mae"). Finally, the Fund may invest in a few government securities that have no explicit financial support, but which are regarded as having implied support because the federal government sponsors their activities.

~~The Co-Advisers will use equity index~~Regarding the managed volatility strategy, Fed Global and FEMCOPA will use Standard & Poor's 500 (S&P 500) futures contracts (a type of derivative) to ~~manage~~target an annualized volatility ~~in the Fund's portfolio~~level for both the Fund and the overall SMA Volatility Strategy Model as a whole of approximately 10%, in seeking to achieve the SMA Volatility Strategy's total return objective. To implement this target volatility management strategy, ~~the Co-Advisers~~Fed Global and FEMCOPA will monitor the ~~Fund's~~ forecasted ~~annualized~~annual volatility of returns of the entire SMA Volatility Strategy Model and the Fund as a whole, placing ~~a~~ greater weight on recent historical data. ~~The Co-Advisers~~ It is expected that Fed Global and FEMCOPA will take action to manage volatility when the forecasted annualized volatility of the entire SMA Volatility Strategy Model and the Fund as a whole falls outside of a lower (8%) or an upper (12%) band. The Fund generally will represent an allocation of approximately 40-45% of the SMA Volatility Strategy Model, which represents the allocation to fixed income securities, convertible securities, equity-linked notes and other equity-related hybrid instruments and derivatives, including those used to implement the overlayed managed volatility strategy.

~~will buy equity index~~The Fund's strategy of managing volatility to a target range seeks to reduce the expected volatility of the entire SMA Volatility Strategy Model and the Fund as a whole in high volatility environments and to increase the expected volatility of the entire SMA Volatility Strategy Modeland the Fund as a whole in low volatility environments. Fed Global and FEMCOPA believe that the managed volatility strategy may lead to enhanced returns for investors while dampening large swings in the volatility of entire SMA Volatility Strategy Model and the Fund as a whole over time. Because the Fund is used to adjust the volatility of the SMA Volatility Strategy Model with S&P 500 futures contracts, the total return of the Fund is expected to enable the SMA Volatility Strategy Model to be more responsive to returns of equities in low volatility environments and less responsive to returns of equities in high volatility environments. To implement this managed volatility strategy, Fed Global and FEMCOPA will buy S&P 500 futures contracts (the "Long ~~Equity Index~~S&P 500 Futures Positions") in the Fund in order to seek to raise the ~~Fund's~~ expected volatility level and sell ~~equity index~~S&P 500 futures contracts (the "Short ~~Equity Index~~S&P 500 Futures Positions") to hedge the entire SMA Volatility Strategy Model and the Fund as whole and lower the ~~Fund's~~ expected volatility level~~, subject to the additional requirements that, under~~. Under normal market conditions, ~~the Co-Advisers~~Fed Global and FEMCOPA will seek to manage the Fund's investments in S&P 500 futures contracts (or other broad-based equity index futures contracts) such that the notional amount of the Long ~~Equity Index~~S&P 500 Futures Positions and the Short ~~Equity Index~~S&P 500 Futures Positions generally range between ~~0~~(-~~200%~~)125% and (+)175% of the Fund's total net assets.

~~The volatility of the Fund is a statistical measurement of the frequency and level of changes in the Fund's returns without regard to the direction of those changes. Volatility may result from rapid and dramatic price swings. The Fund may also use derivative contracts and/or hybrid instruments to implement other elements of its investment strategy as more fully described in the Fund's prospectus or SAI.~~

Due to these limitations, market conditions, or other factors, the actual or realized volatility for any particular time may be materially higher or lower than the target level. Volatility is a statistical measurement of the frequency and level of changes in a portfolio's returns without regard to the direction of those changes. Volatility may result from rapid and dramatic price swings. The Fund will use Short S&P 500 Futures Positions to hedge exposure to long equity positions that are a component of the SMA Volatility Strategy Model. The Fund may also use other equity index futures contracts for hedging purposes, and may use derivative contracts and/or hybrid instruments (including, but not limited to, interest rate futures to manage duration with respect to the Fund's fixed income securities, equity-linked notes and convertible securities) to implement other elements of its investment strategy as more fully described in the Fund's prospectus or SAI.

Regarding the composition of the Fund's portfolio, Fed Global and FEMCOPA allocate the Fund's portfolio among fixed-income investments, equity-related securities, including equity linked notes and convertible securities, and derivatives to achieve the Fund's objective in relation to the investment program of the overall SMA Volatility Strategy Model. The initial allocation by Fed Global and FEMCOPA is based on the expectations for the performance and risk of the SMA Volatility Strategy Model while taking into consideration the Fund's objective. Fed Global's and FEMCOPA's managed volatility strategy may cause the effective exposure to the equity asset class to be greater or less than the level of direct investments in equity-related securities. In

addition to the other risks of investing in the Fund, the managed volatility strategy will also expose the Fund and investors in an SMA Volatility Strategy to leverage risk and the risks of investing in derivative contracts.

The Fund actively trades its portfolio securities in an attempt to achieve its investment objective. Active trading will cause the Fund to have an increased portfolio turnover rate.

~~The Fund is used to implement managed volatility investment strategies for eligible investors in wrap fee or separately managed accounts advised or sub-advised by FIC or an affiliate.~~

What are the Main Risks of Investing in the Fund?

All mutual funds take investment risks. Therefore, it is possible to lose money by investing in the Fund. Shareholders of the Fund will be exposed to the same risks as the Underlying Funds, which broadly consist of the risks of investing in fixed-income securities, as well as derivative contracts. The primary factors that may reduce the Fund's returns include:

- **Stock Market Risk.** The value of equity-related investments and Long S&P 500 Futures Positions in the Fund's portfolio will fluctuate directionally in a manner similar to the equity markets (and Short S&P 500 Futures Positions will fluctuate in the opposite direction), and, as a result, the Fund's Share price may decline suddenly or over a sustained period of time. Information publicly available about a company, whether from the company's financial statements or other disclosures or from third parties, or information available to some but not all market participants, can affect the price of a company's shares in the market.

- **Interest Rate Risk.** Prices of fixed-income securities generally fall when interest rates rise.

- **Risk of Managed Volatility Strategy.** ~~While the managed volatility strategy seeks competitive returns, the management of~~There can be no guarantee that the Fund will maintain any target annualized volatility, including that of the entire SMA Volatility Strategy Model and the Fund as a whole. Furthermore, while the volatility management portion of the strategy seeks enhanced returns with more consistent volatility levels over time, attaining and maintaining the target volatility does not ensure that the Fund will deliver ~~competitive~~enhanced returns. The ~~Fund's~~ managed volatility strategy may expose the Fund and investors in an SMA Volatility Strategy to losses (some of which may be sudden) that it or such investors would not have otherwise been exposed if ~~it only invested directly in equity securities. For example, the~~the Fund's investment program consisted only of holding securities directly, and if the Fund's investments in Long and Short S&P 500 Futures Positions were based solely on the Co-Adviser's evaluation of the volatility of the Fund (and not the entire SMA Volatility Strategy Model and the Fund as a whole). The value of the Long ~~Equity Index~~S&P 500 Futures Positions may decline in value due to a decline in the level of ~~equity index futures contracts~~the S&P 500, while the value of the Short ~~Equity Index~~S&P 500 Futures ~~Positions~~Position may decline in value due to an increase in the level of ~~equity index futures contracts. Furthermore, losses on the Short Equity Index Futures Position are potentially unlimited.~~the S&P 500.

  The Fund will use Short S&P 500 Futures Positions to hedge the long equity exposure that is a component of the SMA Volatility Strategy Model (*i.e.*, the equity securities held directly in the SMA Volatility Strategy Model, and not the Fund). The Fund's losses on a Short S&P 500 Futures Position could theoretically be unlimited as there is no limit as to how high the S&P 500 can appreciate in value. However, such losses would tend to be offset by the appreciation of the equity-related holdings in the Fund or the equity holdings in the SMA Volatility Strategy Model. The use by the Fund of Short S&P 500 Futures Positions to hedge long exposure and manage volatility in relation to the investment program of the SMA Volatility Strategy Model may not be successful.

  Additionally, ~~neither~~the Long ~~nor Short Equity Index~~S&P 500 Futures Positions are not being held to hedge the value of the ~~Fund's~~Fund's direct investments in equity-related securities or the SMA Volatility Strategy Model's direct investments in equity securities and, as a result, these futures contracts may decline in value at the same time as the ~~Fund's~~Fund's direct investments in equity-related securities or the SMA Volatility Strategy Model's direct investments in equity securities. The Fund's managed volatility strategy also exposes shareholders (and investors in an SMA Volatility Strategy) to leverage risk and the risks of investing in derivative contracts.

- **Leverage Risk.** ~~Leverage risk is created when an investment, which includes, for example, an investment in a derivative contract, exposes the Fund and/or an Underlying Fund to a level of risk that exceeds the amount invested. Changes in the value of such an investment magnify the Fund's and/or an Underlying Fund's risk of loss and potential for gain.~~

- **Risk of Investing in Derivative Contracts and Hybrid Instruments.** Derivative contracts and hybrid instruments involve risks different from, or possibly greater than, risks associated with investing directly in securities and other traditional investments. Specific risk issues related to the use of such contracts and instruments include valuation issues, increased potential for losses and/or costs to the Fund and/or an Underlying Fund, and a potential reduction in gains to the Fund and/or an Underlying Fund. Each of these issues is described in greater detail in the Prospectus. Derivative contracts and hybrid instruments may also involve other risks described in the Prospectus or the Fund's Statement of Additional Information (SAI), such as stock market, interest rate, credit, currency, liquidity and leverage risks.

- ~~**Issuer Credit Risk.** It is possible that interest or principal on securities will not be paid when due. Noninvestment-grade securities generally have a higher default risk than investment-grade securities. Such non-payment or default may reduce~~**Leverage Risk.** Leverage risk is created when an investment, which includes, for example, an investment in a derivative contract, exposes the Fund and/or an Underlying Fund to a level of risk that exceeds the amount invested. Changes in the value of such an investment magnify the Fund's and/or an Underlying Fund's ~~portfolio holdings, its share price and its performance~~risk of loss and potential for gain.

- **Counterparty Credit Risk.** Counterparty credit risk includes the possibility that a party to a transaction (such as a derivative transaction) involving the Fund and/or an Underlying Fund may fail to meet its obligations. This could cause the Fund and/or an Underlying Fund to lose the benefit of the transaction or prevent the Fund and/or an Underlying Fund from selling or buying other securities to implement its investment strategy.

- **Counterparty Credit Risk.** Counterparty credit risk includes the possibility that a party to a transaction (such as a derivative transaction) involving the Fund and/or an Underlying Fund may fail to meet its obligations. This could cause the Fund and/or an Underlying Fund to lose the benefit of the transaction or prevent the Fund and/or an Underlying Fund from selling or buying other securities to implement its investment strategy.

- **Stock Market Risk.** The value of equity securities in the Fund's portfolio will fluctuate and, as a result, the Fund's Share price may decline suddenly or over a sustained period of time. Information publicly available about a company, whether from the company's financial statements or other disclosures or from third parties, or information available to some but not all market participants, can affect the price of a company's shares in the market.

- **Liquidity Risk.** Trading opportunities are more limited for fixed-income securities that have not received any credit ratings, have received ratings below investment grade or are not widely held. Trading opportunities are more limited for collateralized mortgage obligations that have complex terms or that are not widely held. These features may make it more difficult to sell or buy a security at a favorable price or time. Consequently, the Fund and/or an Underlying Fund ~~or an Underlying Fund and/or an Underlying Fund~~ may have to accept a lower price to sell a security, sell other securities to raise cash or give up an investment opportunity, any of which could have a negative effect on the Fund's and/or an Underlying Fund's performance. Infrequent trading of securities may also lead to an increase in their price volatility.

- **Currency Risk.** Exchange rates for currencies fluctuate daily. Accordingly, the Fund and/or and Underlying Fund may experience increased volatility with respect to the value of its Shares and its returns as a result of its exposure to foreign currencies through direct holding of such currencies or holding of non-U.S. dollar denominated securities.

- **Risk Associated with Noninvestment-Grade Securities.** Securities rated below investment grade (which are also known as junk bonds), may be subject to greater interest rate, credit and liquidity risks than investment-grade securities.

- **Risk Related to Investing for Value.** The Fund generally uses a "value" style of investing, so that the Fund's Share price may lag that of other funds using a different investment style.

- **Risk Related to the Economy.** Lower grade bond returns are sensitive to changes in the economy. The value of the Fund's and/or an Underlying Fund's portfolio may decline in tandem with a drop in the overall value of the stock market based on negative developments in the United States and/or global economies.

- **Interest Rate Risk.** ~~Prices of fixed income securities generally fall~~**Prepayment Risk.** When homeowners prepay their mortgages in response to lower interest rates, the Fund and/or Underlying Fund will be required to reinvest the proceeds at the lower interest rates available. Also, when interest rates ~~rise~~fall, the price of mortgage-backed securities may not rise to as great an extent as that of other fixed-income securities.

- **Risk of Foreign Investing.** Because the Fund and/or an Underlying Fund may invest in securities issued by foreign companies, the Fund's Share price may be more affected by foreign economic and political conditions, taxation policies and accounting and auditing standards than could otherwise be the case.

- **Risk of Investing in Emerging Markets Countries.** Securities issued or traded in emerging markets, including frontier markets, generally entail greater risks than securities issued or traded in developed markets. Emerging market countries may have relatively unstable governments and may present the risk of nationalization of businesses, expropriation, and confiscatory taxation or, in certain instances, reversion to closed market, centrally-planned economies. These same risks exist and may be greater in frontier markets.

- **Currency Risk.** Exchange rates for currencies fluctuate daily. Accordingly, the Fund and/or and Underlying Fund may experience increased volatility with respect to the value of its Shares and its returns as a result of its exposure to foreign currencies through direct holding of such currencies or holding of non-U.S. dollar denominated securities.

- **Eurozone Related Risk.** A number of countries in the European Union (EU) have experienced, and may continue to experience, severe economic and financial difficulties. Additional EU member countries may also fall subject to such difficulties. These events could negatively affect the value and liquidity of the Fund's and/or an Underlying Fund's investments in euro-denominated securities and derivatives contracts, securities of issuers located in the EU or with significant exposure to EU issuers or countries.

- **Exchange-Traded Funds Risk.** An investment in an exchange-traded fund (ETF) generally presents the same primary risks as an investment in a conventional fund (i.e., one that is not exchanged traded) that has the same investment objectives, strategies and policies. ETFs may also be subject to risks that do not apply to conventional funds, such as the market price of an ETF's shares may trade above or below their net asset value.

- **Sector Risk.** Sector risk is the possibility that a certain sector may underperform other sectors or the market as a whole.

- **Issuer Credit Risk.** It is possible that interest or principal on securities will not be paid when due. Noninvestment-grade securities generally have a higher default risk than investment-grade securities. Such non-payment or default may reduce the value of the Fund's and/or an Underlying Fund's portfolio holdings, its share price and its performance.

- **Share Ownership Concentration Risk.** A majority of an Underlying Portfolio's Shares may be held by other mutual funds advised by a Co-Adviser and its affiliates. It also is possible that some or all of these other mutual funds will decide to purchase or redeem shares of an Underlying Portfolio simultaneously or within a short period of time of one another in order to execute their asset allocation strategies which could have adverse consequences for the Underlying Portfolio and other shareholders.

- **Technology Risk.** The Co-Advisers use various technologies in managing the Fund, consistent with its investment objective and strategy described in this Prospectus. For example, proprietary and third-party data and systems are utilized to support decision-making for the Fund. Data imprecision, software or other technology malfunctions, programming inaccuracies and similar circumstances may impair the performance of these systems, which may negatively affect Fund performance.

The Fund is non-diversified. Compared to diversified mutual funds, it may invest a higher percentage of its assets among fewer issues of portfolio securities. This increases the Fund's risk by magnifying the impact (positively or negatively) that any one issuer has on the Fund's Share price and performance.

The Shares offered by this Prospectus are not deposits or obligations of any bank, are not endorsed or guaranteed by any bank and are not insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

PERFORMANCE: BAR CHART AND TABLE

A performance bar chart and total return information for the Fund will be provided after the Fund has been in operation for a full calendar year. Updated performance information for the Fund is available under the "Products" section at FederatedInvestors.com or by calling 1-800-341-7400.

FUND MANAGEMENT

The Fund's Investment Advisers are Federated Global Investment Management Corp. ("Fed Global"), Federated Investment Management Company (FIMCO) and Federated Equity Management Company of Pennsylvania (FEMCOPA) (collectively, the "Co-Advisers").

Fed Global

James P. Gordon, Jr., Senior Portfolio Manager, has been the Fund's portfolio manager since December 2014.

FEMCOPA

Michael T. Dieschbourg, Senior Portfolio Manager, has been the Fund's portfolio manager since December 2014.

John L. Nichol, Senior Portfolio Manager, has been the Fund's portfolio manager since December 2014.

Linda Bakhshian, Portfolio Manager, has been the Fund's portfolio manager since December 2014.

Damian M. McIntyre, Associate Portfolio Manager, has been the Fund's portfolio manager since December 2014.

FIMCO

Mark E. Durbiano, Senior Portfolio Manager, has been the Fund's portfolio manager since December 2014, and has been the Senior Portfolio Manager of High Yield Bond Portfolio, an Underlying Fund, since December 1997.

Ihab Salib, Senior Portfolio Manager, has been the Fund's portfolio manager since December 2014, and has been the Portfolio Manager of Emerging Markets Fixed Income Core Fund, an Underlying Fund, since May 2013.

Todd A. Abraham, Senior Portfolio Manager, has been the Fund's portfolio manager since December 2014, and has been the Senior Portfolio Manager of Federated Mortgage Core Portfolio, an Underlying Fund, since February 1999.

PURCHASE AND SALE OF FUND SHARES

There is no required minimum initial or subsequent investment amount to invest in Fund Shares.

Shares of the Fund held for an Eligible Investor (as defined below) may be purchased only at the direction of Federated Investment Counseling (FIC), a subsidiary of Federated Investors, Inc. ("Federated") or another Discretionary Manager of the Eligible Account (See "How to Invest in the Fund"). Shares of the Fund may be purchased any day the NYSE is open. An account may be established and Shares purchased by submitting an Account Application and purchase request in good order to the Fund's Transfer Agent State Street Bank and Trust Company. Shares of the Fund may be redeemed any day the NYSE is open. Redemption requests should be made in accordance with procedures established by the Transfer Agent.

TAX INFORMATION

The Fund's distributions are taxable as ordinary income or capital gains except when your investment is through a 401(k) plan, an Individual Retirement Account or other tax-advantaged investment plan.

PAYMENTS TO DISCRETIONARY MANAGERS AND OTHER FINANCIAL INTERMEDIARIES

Shares of the Fund held for an Eligible Investor may be purchased only at the direction of FIC or another Discretionary Manager of the Eligible Account. Discretionary Managers receive no fee from the Fund for their services. If you purchase the

Fund through a Discretionary Manager, the Fund and/or its related companies do not pay the Discretionary Manager for the sale of Fund Shares and related services. Ask your salesperson or visit your Discretionary Manager's website for more information.

What are the Fund's Investment Strategies?

While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies described in this Prospectus. The Fund is used to implement managed volatility investment strategies for eligible investors in wrap fee or separately managed accounts that are advised or sub-advised by Federated Investment Counseling (FIC), a subsidiary of Federated Investors Inc. ("Federated"), or its affiliates, or certain other discretionary managers. The Fund's Statement of Additional

Information (SAI) provides information about the Fund's non-principal strategies.

The Fund pursues its investment objective by investing primarily in ~~derivative instruments (such as futures, options and swaps), equity linked notes, convertibles and~~ fixed income securities and equity-related securities, including equity linked notes and convertible securities, and overlaying a managed volatility strategy, as described below. The Fund's portfolio will normally be invested in bonds and futures contracts, as well as certain other permitted investments. A description of the various types of securities and other investments in which the Fund principally invests, and their risks, immediately follows this strategy section.

The Fund is used to implement managed volatility investment strategies (SMA Volatility Strategy) for eligible investors in wrap fee, separately managed and other discretionary investment accounts that are advised or sub-advised by Federated Investment Counseling (FIC), a subsidiary of Federated Investors Inc. (Federated), or its affiliates, or certain other discretionary managers. The wrap fee, separately managed and other discretionary accounts will be primarily invested in equity securities. Investment decisions for the Fund will be made by the Co-Advisers based on the investment program and activities of the Fund together with the model portfolio for an SMA Volatility Strategy (SMA Volatility Strategy Model) which is maintained by the Co-Advisers' affiliate, FIC.

The Fund's Co-Advisers are Federated Global Investment Management Corp. (Fed Global), Federated Investment Management Company (FIMCO) and Federated Equity Management Company of Pennsylvania (FEMCOPA). FEMCOPA is primarily responsible for managing the convertible securities and equity-linked notes and other equity-related hybrid instruments and derivatives contained in the Fund's portfolio. FIMCO is primarily responsible for managing the fixed-income portion of the Fund's portfolio, including fixed income securities and related derivative contracts. Fed Global and FEMCOPA also work collaboratively and are primarily responsible for implementing a managed volatility strategy that involves managing the Fund's use of futures contracts to adjust, using the Fund's portfolio, the expected volatility of the Fund and the SMA Volatility Strategy Model as a whole to a target annualized volatility. In doing so, FEMCOPA and Fed Global also monitor the equity securities maintained in the SMA Volatility Strategy Model that is maintained by their affiliate, FIC. Fed Global and FEMCOPA also are primarily responsible for determining the allocation of the Fund's portfolio between equity-related, fixed income and other investments.   Each Co-Adviser also may from time to time consult and work collaboratively with, or be informed by the decisions of or information from, one or both of the other Co-Advisers in connection with making certain investment decisions in regards to the Fund's investment strategies and portfolio, in addition to various compliance, operational and administrative matters. While the Co-Advisers may work collaboratively in connection with the management of the Fund's portfolio as described above, under certain circumstances, such as, for example, when certain personnel at another Co-Adviser are not available, a Co-Adviser may make decisions or otherwise act independently from the other Co-Advisers.

~~FIMCO selects fixed-income investments that offer high current yields. FIMCO expects that these fixed-income investments will primarily be domestic noninvestment grade debt securities (also known as "junk bonds" or "high yield bonds") and foreign (including emerging market debt securities) investment grade and noninvestment grade fixed income securities. The Fund may also invest in domestic investment-grade fixed-income securities. The FIMCO continuously analyzes a variety of economic and market indicators, considers the expected performance and risks unique to these categories of fixed-income investments, and attempt to strategically allocate among the categories to achieve strong income across changing business cycles. When investing in fixed-income securities, the Fund may invest in such securities directly or through investment in Emerging Markets Fixed Income Core Fund, a portfolio of Federated Core Trust II L.P., Federated Mortgage Core Portfolio and/or High Yield Bond Portfolio, each a portfolio of Federated Core Trust (each portfolio an "Underlying Fund," and together the "Underlying Funds"). At times the Fund's investment in an Underlying Fund may be a substantial portion of the Fund's portfolio.~~

~~Fed Global and FEMCOPA will use equity index futures contracts (a type of derivative) to target an annualized volatility level for the overall strategy. To implement this volatility management strategy, Fed Global and FEMCOPA will monitor the overall strategy's forecasted annualized volatility of returns, placing a greater weight on recent historical data. Fed Global and FEMCOPA will buy equity index futures contracts (the "Long Equity Index Futures Positions") in order to raise the Fund's expected volatility level and sell equity index futures contracts (the "Short Equity Index Futures Positions") to lower the Fund's~~

~~expected volatility level, subject to the additional requirements that, under normal market conditions Fed Global and FEMCOPA will seek to manage the Fund's investments in equity index futures contracts such that the notional amount of the Long Equity Index Futures Positions and the Short Equity Index Futures Positions generally range between 0-200%.~~

~~The volatility of the Fund is a statistical measurement of the frequency and level of changes in the Fund's returns without regard to the direction of those changes. Volatility may result from rapid and dramatic price swings.~~

The performance of the Fund should be evaluated over longer periods of time and as a part of the SMA Volatility Strategy Model. Even small differences in shorter time periods for comparison can have a substantial impact on returns. For example, the so-called “value premium” (the historical outperformance of value stocks over growth stocks) occurs only over longer time periods. The Fund's fixed-income portfolio will be invested primarily to maximize total return which consists of income and capital appreciation.

~~The Co-Advisers allocate the Fund's portfolio among equity investments, fixed-income investments and derivatives to achieve the Fund's objective of total return while seeking volatility management. The Co-Advisers adjust the initial allocation based on the Co-Advisers' expectation for the performance and risk of the stocks and bonds in which the Fund invests while taking into consideration the Fund's objective. The Fund's volatility strategy may cause its effective exposure to the equity asset class to be greater or less than the level of its direct investments in equity securities and expose the Fund to leverage risk.~~

~~The Co-Advisers'~~Regarding the Fund’s equity-related portfolio, FEMCOPA will make investment decisions for the Fund with respect to its investments in convertible securities and equity-linked notes and other equity-related hybrid instruments and derivatives in relation to the expected volatility of the Fund and the SMA Volatility Strategy Model as a whole, and not solely on the basis of the volatility of the Fund. The overall SMA Volatility Strategy consists of equity and fixed income securities that are believed to have the potential for high total return and moderate income, overlayed with a managed volatility strategy. FEMCOPA’s process for selecting equity investments ~~attempts to maintain, increase or decrease the Fund's volatility.~~and equity-related securities seeks to identify mature, mid- to large-cap value companies and securities with high dividend yields that are likely to maintain and increase their dividends. FEMCOPA seeks to reduce the downside risk and volatility of the entire Fund and SMA Volatility Strategy Model as a whole and to purchase undervalued stocks or equity-related investments that may significantly increase in price as the market recognizes the company's true value.

After identifying investment candidates through a screening process, ~~the Co-Advisers perform~~FEMCOPA performs fundamental research and analysis to select ~~investments. The Co-Advisers'~~securities. FEMCOPA’s key buy criteria favor companies operating within mature industries, with long operating histories, that are market leaders, with well-known brand names or market franchises or with above average sales and strong cash flows that have efficient capital allocation processes.

Regarding the Fund’s fixed income portfolio, FIMCO's process for selecting fixed-income investments begins by allocating the fixed-income portion of the Fund's portfolio among primarily the following categories of the fixed-income market: investment-grade debt issues; domestic noninvestment-grade debt securities; and foreign ~~(including emerging market debt securities)~~ investment-grade and noninvestment-grade fixed-income securities~~; and domestic investment-grade fixed-income~~, including emerging market debt securities. Historically, these three categories have both offered higher current yields than U.S. government securities and had a low correlation of returns. Therefore, FIMCO continuously analyzes a variety of economic and market indicators, consider the expected performance and risks unique to each category, and attempt to strategically allocate among the categories to achieve strong income across changing business cycles while using the low correlation of returns to reduce portfolio risk. FIMCO does not target an average maturity or duration for the Fund's portfolio and may invest in bonds of any maturity or duration. The Fund may buy or sell foreign currencies or foreign currency forwards in lieu of or in addition to non-dollar denominated fixed-income securities in order to hedge or increase or decrease its exposure to foreign interest rate and/or currency markets.

The selection of individual fixed-income securities involves an approach that is specific to each category of securities and that relates, in part, to the risks inherent in the underlying sectors that comprise each category. These risks include, but are not

limited to, credit risk, interest rate risk, currency risk and risks of foreign investing. The following are examples of the analyses used by FIMCO to select securities:

- FIMCO employs a fundamental analysis to determine the best debt securities within specific credit quality constraints. For investments in corporate issuers, the FIMCO analyzes the business, competitive position and general financial condition of the issuer to determine whether a security's credit risk is commensurate with its potential return. The Fund may also invest in U.S. government and mortgage-backed securities when it believes those securities offer better relative value than investment-grade corporate debt securities.

- Noninvestment-grade debt issues (also known as "junk bonds" or "high-yield bonds") have higher yields than investment-grade issues. FIMCO attempts to select high-yield bonds that offer superior potential returns for the default risks being assumed.

The Fund invests in both foreign government and foreign debt obligations, which may be denominated in either foreign currency or U.S. dollars. The issuers of these securities may be located in either emerging or developed markets. Investors in emerging market debt securities receive higher yields as compensation for assuming the higher credit risks of the issuers or other market risks of investing in emerging market countries. Historically, returns of emerging market debt securities have had low correlation with the returns of both lower-rated debt securities issued by corporations in the United States (high-yield bonds) and investment-grade securities of developed market countries. As a result, the addition of these securities to the portfolio may reduce portfolio risk and still provide the benefits of higher average portfolio returns over longer periods of time. There is no assurance that this relatively low correlation of returns will continue in the future. ~~The Fund may buy or sell foreign currencies in lieu of or in addition to non-dollar denominated~~ When investing in fixed-income securities ~~in order to increase or decrease its exposure to foreign interest rate and/or currency markets.~~, the Fund may invest in such securities directly or through investment in Emerging Markets Fixed Income Core Fund, a portfolio of Federated Core Trust II L.P., Federated Mortgage Core Portfolio and/or Federated High Yield Bond Portfolio, each a portfolio of Federated Core Trust (each portfolio an "Underlying Fund," and together the "Underlying Funds"). At times the Fund's investment in an Underlying Fund may be a substantial portion of the Fund's portfolio.

Regarding the managed volatility strategy, Fed Global and FEMCOPA will use Standard & Poor's 500 (S&P 500) futures contracts (a type of derivative) to target an annualized volatility level for both the Fund and the overall SMA Volatility Strategy Model as a whole of approximately 10%, in seeking to achieve the SMA Volatility Strategy's total return objective. To implement this target volatility management strategy, Fed Global and FEMCOPA will monitor the forecasted annual volatility of returns of the entire SMA Volatility Strategy Model and the Fund as a whole, placing greater weight on recent historical data. It is expected that Fed Global and FEMCOPA will take action to manage volatility when the forecasted annualized volatility of the entire SMA Volatility Strategy Model and the Fund as a whole falls outside of a lower (8%) or an upper (12%) band. The Fund generally will represent an allocation of approximately 40-45% of the SMA Volatility Strategy Model, which represents the allocation to fixed income securities, convertible securities, equity-linked notes and other equity-related hybrid instruments and derivatives, including those used to implement the overlayed managed volatility strategy.

The Fund's strategy of managing volatility to a target range seeks to reduce the expected volatility of the entire SMA Volatility Strategy Model and the Fund as a whole in high volatility environments and to increase the expected volatility of the entire SMA Volatility Strategy Modeland the Fund as a whole in low volatility environments. Fed Global and FEMCOPA believe that the managed volatility strategy may lead to enhanced returns for investors while dampening large swings in the volatility of entire SMA Volatility Strategy Model and the Fund as a whole over time. Because the Fund is used to adjust the volatility of the SMA Volatility Strategy Model with S&P 500 futures contracts, the total return of the Fund is expected to enable the SMA Volatility Strategy Model to be more responsive to returns of equities in low volatility environments and less responsive to returns of equities in high volatility environments. To implement this managed volatility strategy, Fed Global and FEMCOPA will buy S&P 500 futures contracts (the "Long S&P 500 Futures Positions") in the Fund in order to seek to raise the expected volatility level and sell S&P 500 futures contracts (the "Short S&P 500 Futures Positions") to hedge the entire SMA Volatility Strategy Model and the Fund as whole and lower the expected volatility level. Under normal market conditions, Fed Global and FEMCOPA will seek to manage the Fund's investments in S&P 500 futures contracts (or other broad-based equity index futures contracts) such that the notional amount of the Long S&P 500 Futures Positions and the Short S&P 500 Futures Positions generally range between (-)125% and (+)175% of the Fund's total net assets.

Due to these limitations, market conditions, or other factors, the actual or realized volatility for any particular time may be materially higher or lower than the target level. Volatility is a statistical measurement of the frequency and level of changes in a portfolio's returns without regard to the direction of those changes. Volatility may result from rapid and dramatic price swings. The Fund will use Short S&P 500 Futures Positions to hedge exposure to long equity positions that are a component of the SMA

Volatility Strategy Model. The Fund may also use other equity index futures contracts for hedging purposes, and may use derivative contracts and/or hybrid instruments (including, but not limited to, interest rate futures to manage duration with respect to the Fund's fixed income securities, equity-linked notes and convertible securities) to implement other elements of its investment strategy as more fully described in the Fund's prospectus or SAI.

Regarding the composition of the Fund's portfolio, Fed Global and FEMCOPA allocate the Fund's portfolio among fixed-income investments, equity-related securities, including equity linked notes and convertible securities, and derivatives to achieve the Fund's objective in relation to the investment program of the overall SMA Volatility Strategy Model. The initial allocation by Fed Global and FEMCOPA is based on the expectations for the performance and risk of the SMA Volatility Strategy Model while taking into consideration the Fund's objective. Fed Global's and FEMCOPA's managed volatility strategy may cause the effective exposure to the equity asset class to be greater or less than the level of direct investments in equity-related securities. In addition to the other risks of investing in the Fund, the managed volatility strategy will also expose the Fund and investors in an SMA Volatility Strategy to leverage risk and the risks of investing in derivative contracts.

The Co-Advisers' process for selecting investments attempts to maintain, increase or decrease the Fund's volatility in relation to the investment program of the SMA Volatility Strategy.

The Fund may useCo-Advisers may use the equity and interest rate futures contracts described above and/or other derivative contracts and/or hybrid instruments to implement elements of its investment strategy. For example, the FundCo-Advisers may use derivative contracts or hybrid instruments to increase or decrease the portfolio's exposure to the investment(s) underlying the derivative or hybrid in an attempt to benefit from changes in the value of the underlying investment(s). Additionally, by way of example, the FundCo-Advisers may use derivative contracts in an attempt to:

- increase or decrease the effective duration of the Fund portfolio;
- obtain premiums from the sale of derivative contracts;
- realize gains from trading a derivative contract; or
- hedge against potential losses.

There can be no assurance that the Fund's use of derivative contracts or hybrid instruments will work as intended.

PORTFOLIO TURNOVER

The Fund actively trades its portfolio securities in an attempt to achieve its investment objective. Active trading will cause the Fund to have an increased portfolio turnover rate. Actively trading portfolio securities increases the Fund's trading costs and may have an adverse impact on the Fund's performance.

TEMPORARY INVESTMENTS

The Fund may temporarily depart from its principal investment strategies by investing its assets in shorter-term debt securities and similar obligations or holding cash. It may do this in response to unusual circumstances, such as: adverse market, economic or other conditions (for example, to help avoid potential losses, or during periods when there is a shortage of appropriate securities); to maintain liquidity to meet shareholder redemptions; or to accommodate cash inflows. It is possible that such investments could affect the Fund's investment returns and/or the ability to achieve the Fund's investment objectives.

Information About the Underlying Funds

This section of the Prospectus describes the investment objectives and principal strategies of the Underlying Funds. A description of the various types of securities in which the Underlying Funds may invest, and the Fund may invest, and the risks, immediately follows this section. The Underlying Funds are managed independently of the Fund and after waivers do not incur any additional expenses (except extraordinary expenses). The Underlying Funds are non-diversified. Compared to diversified mutual funds, they may invest a higher percentage of its assets among fewer issuers of portfolio securities. This increases the Underlying Funds' risk by magnifying the impact (positively or negatively) that any one issuer has on the Fund's Share price and performance.

EMERGING MARKETS FIXED INCOME CORE FUND

The investment objective of Emerging Markets Fixed Income Core Fund (EmCore) is to achieve total return on its assets. EmCore's secondary objective is to achieve a high level of income.

EmCore pursues its investment objective by investing primarily in emerging markets fixed-income securities. Emerging markets fixed-income securities are debt securities issued by foreign governments or corporations in emerging market countries. EmCore may buy or sell foreign currencies in lieu of or in addition to non-dollar denominated fixed-income securities in order to increase or decrease its exposure to foreign interest rate and/or currency markets.

Investors in emerging markets debt securities may receive higher yields as compensation for assuming the higher credit risks of the issuers and other market risks of investing in emerging market countries. Historically, returns of emerging markets debt securities have had low correlation with the returns of both lower-rated debt securities issued by corporations in the United States (high-yield bonds) and investment-grade securities of developed market countries. Low correlation means that adding emerging markets debt securities to a broader global fixed-income portfolio may reduce portfolio volatility and still provide the benefits of higher average portfolio returns over longer periods of time. There is no assurance that this relatively low correlation of returns will continue in the future.

In selecting securities, EmCore's Adviser gives primary emphasis to the credit quality of issuers of emerging markets debt securities. EmCore's Adviser performs intensive credit analysis of both sovereign and corporate debt issuers. Secondarily, EmCore's Adviser considers the extent to which market interest rates may impact the potential investment return of emerging markets debt securities. EmCore's Adviser expects to maintain average portfolio duration within +/- 20% of the duration of the BEMI. EmCore's Adviser may use derivative contracts, including financial futures, as part of its duration management strategy.

EmCore's Adviser actively manages EmCore's portfolio seeking total returns over longer time periods in excess of its benchmark, the BEMI. The performance of EmCore, as an actively managed portfolio, should be evaluated against the BEMI over longer periods of time. The high volatility of emerging markets means that even small differences in time periods for comparison can have a substantial impact on returns.

There can be no assurance that EmCore's Adviser will be successful in achieving investment returns in excess of the BEMI.

EmCore's Adviser may use derivative contracts, including financial futures, as part of its duration management strategy. EmCore may use derivative contracts and/or hybrid instruments to implement elements of its investment strategy. For example, EmCore may use derivative contracts and/or hybrid instruments to increase or decrease the allocation of the portfolio to securities, currencies or types of securities in which EmCore may invest directly. EmCore may also invest in U.S. Treasury futures contracts. Additionally, by way of example, EmCore may use derivative contracts in an attempt to:
- increase or decrease the effective duration of the Fund portfolio;
- obtain premiums from the sale of derivative contracts;
- realize gains from trading a derivative contract; or
- hedge against potential losses.

There can be no assurance that EmCore's use of derivative contracts or hybrid instruments will work as intended.

Shareholders of the Fund will be exposed to the same risks as EmCore, which broadly consist of the risks of investing in emerging markets fixed income securities as well as derivative contracts, as more fully described below.

Because EmCore refers to fixed income investments in its name, it will notify its shareholders at least 60 days in advance of any change in its investment policies that would enable the Fund to normally invest less than 80% of its assets (plus any borrowings for investment purposes) in fixed-income securities.

HIGH YIELD BOND PORTFOLIO

The investment objective of High Yield Bond Portfolio (HYCore) is to seek high current income by investing primarily in a diversified portfolio of high-yield corporate bonds. HYCore provides exposure to the high-yield corporate bond market. HYCore's Adviser actively manages HYCore's portfolio seeking to realize the potentially higher returns of high-yield bonds (also known as "junk bonds"), compared to returns of high-grade securities, by seeking to minimize default risk and other risks through careful security selection and diversification.

HYCore primarily invests in domestic high-yield bonds but may invest a portion of its portfolio in securities of issuers based outside of the United States.

HYCore's Adviser selects securities that it believes have attractive risk-return characteristics. The securities in which HYCore invests have high-yields primarily because of the market's greater uncertainty about the issuer's ability to make all required interest and principal payments, and therefore about the returns that will be in fact be realized by HYCore.

HYCore's Adviser attempts to select bonds for investment by HYCore which offer high potential returns for the default risks being assumed. HYCore's Adviser's securities selection process consists of a credit-intensive, fundamental analysis of the issuing firm. HYCore's Adviser's analysis focuses on the financial condition of the issuing firm, together with the issuer's business and product strength, competitive position and management expertise. Further, HYCore's Adviser considers current economic, financial market and industry factors, which may affect the issuer.

HYCore's Adviser attempts to minimize HYCore's portfolio credit risk through diversification. HYCore's Adviser selects securities to maintain broad portfolio diversification, both by company and industry. There is no minimal acceptable rating for a security to be purchased or held by HYCore and HYCore may purchase or hold unrated securities and securities whose issuers are in default. HYCore's Adviser does not target an average maturity for HYCore's portfolio.

HYCore may use derivative contracts and/or hybrid instruments to implement elements of its investment strategy. For example, HYCore may use derivative contracts or hybrid instruments to increase or decrease the portfolio's exposure to the investment(s) underlying the derivative or hybrid instrument in an attempt to benefit from changes in the value of the underlying investments. Additionally, by way of example, HYCore may use derivative contracts in an attempt to:

- increase or decrease the effective duration of the Fund portfolio;
- obtain premiums from the sale of derivative contracts;
- realize gains from trading a derivative contract; or
- hedge against potential losses.

There can be no assurance that HYCore's use of derivative contracts or hybrid instruments will work as intended.

The Fund's Adviser employs the same management, security selection and derivative strategies when the Fund invests directly in the securities, instruments and investments in which HYCore invests.

FEDERATED MORTGAGE CORE PORTFOLIO

The investment objective of Federated Mortgage Core Portfolio (FMCP) is to provide total return by investing primarily in mortgage-backed securities, including collateralized mortgage obligations (CMOs).

FMCP's Adviser manages the portfolio by targeting a dollar-weighted average duration relative to that of the Barclays Mortgage-Backed Securities Index (the "Index") (formerly, Barclays Capital Mortgage-Backed Securities Index).

FMCP seeks total return, which is defined as income plus capital appreciation. Under normal market conditions, FMCP invests primarily in mortgage-backed securities (MBS) of investment-grade quality and seeks to provide returns consistent with investments in the market for U.S. home mortgages. A security is considered investment-grade quality if it is either: (i) rated within the four highest ratings categories by at least one nationally recognized statistical rating organization (an "NRSRO"); or (ii) if unrated, considered by FMCP's Adviser to be of investment-grade quality. FMCP will invest in MBS that are issued or guaranteed by U.S. government agencies or U.S. government-sponsored enterprises (GSEs). FMCP may invest in non-agency MBS, which are those not issued or guaranteed by GSEs. FMCP also may invest in U.S. government securities and certain derivative instruments.

FMCP typically seeks to maintain an overall average dollar-weighted portfolio duration that is within 20% above or below the Index. At times, FMCP's Adviser's calculation of portfolio duration may result in variances outside this range. Duration is a measure of the price volatility of a fixed-income security as a result of changes in market rates of interest, based on the weighted average timing of the instrument's expected fixed interest and principal payments. For example, if interest rates rise by 1% (in a parallel shift) the NAV of a fund with an average duration of five years theoretically would decline about 5.0%. Securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations.

FMCP's Adviser seeks to create a portfolio, consisting of MBS, derivative instruments and other securities, that outperforms the Index. In implementing FMCP's investment strategy, its Adviser typically will take into consideration: (i) overall levels of interest rates; (ii) volatility of interest rates; (iii) relative interest rates of securities with longer and shorter durations (known as a "yield curve"); and (iv) relative interest rates of different types of securities (such as U.S. government securities and MBS).

Based on fundamental analysis, FMCP's Adviser will consider a variety of factors when making decisions to purchase or sell particular securities or derivative contracts, including: the securities' specific interest rate and prepayment risks; and price sensitivity to changes in market spread levels and in the level of interest rate volatility. In analyzing MBS, FMCP's Adviser also may consider the average interest rates of the underlying loans, the prior and expected prepayments, any ratings issued by NRSROs, and any guarantee of the security or underlying loans by a GSE or non-agency issuer. FMCP does not limit the amount of its portfolio that may be invested in non-agency MBS. FMCP may, but is not required to, use derivative instruments, which are instruments that have a value based on another instrument, exchange rate or index, and may be used as substitutes for securities in which FMCP can invest, or to hedge against a potential loss in the underlying asset. FMCP may use futures contracts, options, options on futures (including those relating to interest rates) and swaps as tools in the management of portfolio assets, or other elements of its investment strategy.

There can be no assurance that FMCP's use of derivative instruments will work as intended.

The Fund's Adviser employs the same management, security selection and derivative strategies when the Fund invests directly in the securities, instruments and investments in which FMCP invests.

What are the Fund's and Underlying Funds Principal Investments?

The following provides general information on the types of securities or other instruments in which the Fund, and the Underlying Funds principally invest. The Statement of Additional Information (SAI) for each of the Fund and the Underlying Funds provides information about their non-principal investments, and may also provide additional information about their principal investments.

DERIVATIVE CONTRACTS

Derivative contracts are financial instruments that require payments based upon changes in the values of designated securities, commodities, currencies, indices, or other assets or instruments including other derivative contracts, (each a "Reference Instrument" and collectively, "Reference Instruments"). Each party to a derivative contract may sometimes be referred to as a counterparty. Some derivative contracts require payments relating to an actual, future trade involving the Reference Instrument. These types of derivatives are frequently referred to as "physically settled" derivatives. Other derivative contracts require payments relating to the income or returns from, or changes in the market value of, a Reference Instrument. These types of derivatives are known as "cash-settled" derivatives, since they require cash payments in lieu of delivery of the Reference Instrument.

Many derivative contracts are traded on securities or commodities exchanges. In this case, the exchange sets all the terms of the contract except for the price. Investors make payments due under their contracts through the exchange. Most exchanges require investors to maintain margin accounts through their brokers to cover their potential obligations to the exchange. Parties to the contract make (or collect) daily payments to the margin accounts to reflect losses (or gains) in the value of their contracts. This protects investors against potential defaults by the other party to the contract. Trading contracts on an exchange also allows investors to close out their contracts by entering into offsetting contracts.

The Fund and/or an Underlying Fund may also trade derivative contracts over-the-counter (OTC) in transactions negotiated directly between the Fund and/or an Underlying Fund and a financial institution. OTC contracts do not necessarily have standard terms, so they may be less liquid and more difficult to close out than exchange-traded contracts. In addition, OTC contracts with more specialized terms may be more difficult to value than exchange-traded contracts, especially in times of financial stress.

Regulations enacted by the Commodity Futures Trading Commission (the CFTC) under the Dodd-Frank Wall Street Reform and Consumer Protection Act may require the Fund and the Underlying Fund to clear certain derivative contracts through a clearinghouse or central counterparty (a CCP). To clear a derivative through the CCP, the Fund and/or an Underlying Fund will submit the contract to, and post margin with, a futures commission merchant (FCM) that is a clearinghouse member. The Fund and/or an Underlying Fund may enter into the swap with a financial institution other than the FCM (the "Executing Dealer") and arrange for the contract to be transferred to the FCM for clearing. It may also enter into the contract with the FCM itself. If the Fund and/or an Underlying Fund must centrally clear a transaction, the CFTC's regulations may also require that the derivative be entered into over a market facility that is known as a "swap execution facility" or SEF. Also, in the future, the CFTC's regulations may require that certain electronically traded contracts be entered into over SEFs, even if those contracts are not subject to mandatory central clearing. The CCP, SEF, FCM and Executing Dealer are all subject to regulatory oversight by the CFTC. Similar regulatory requirements will apply to contracts that are subject to the jurisdiction of the Securities and Exchange Commission (SEC), although the SEC has not yet finalized its regulations.

Depending on how the Fund and/or an Underlying Fund uses derivative contracts and the relationships between the market value of a derivative contract and the Reference Instrument, derivative contracts may increase or decrease the Fund's and/or an Underlying Fund's exposure to the risks of the Reference Instrument, and may also expose the Fund and/or an Underlying Fund to liquidity and leverage risks. OTC contracts also expose the Fund to credit risks in the event that a counterparty defaults on the contract, although this risk may be mitigated by submitting the contract for clearing through a CCP.

Payment obligations arising in connection with derivative contracts are frequently required to be secured with margin (which is commonly called "collateral"). To the extent necessary to meet such requirements, the Fund and/or an Underlying Fund may purchase U.S. Treasury and/or government agency securities.

The Fund and/or an Underlying Fund may invest in a derivative contract if it is permitted to own, invest in, or otherwise have economic exposure to the Reference Instrument. The Fund and/or an Underlying Fund is not required to own a Reference Instrument in order to buy or sell a derivative contract relating to that Reference Instrument. The Fund and/or an Underlying Fund may trade in the following specific types and/or combinations of derivative contracts:

Futures Contracts (A Type of Derivative)

Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a Reference Instrument at a specified price, date and time. Entering into a contract to buy a Reference Instrument is commonly referred to as buying a contract or holding a long position in the asset. Entering into a contract to sell a Reference Instrument is commonly referred to as selling a contract or holding a short position in the Reference Instrument. Futures contracts are considered to be commodity contracts. Futures contracts traded OTC are frequently referred to as forward contracts. The Fund and/or an Underlying Fund can buy or sell financial futures (such as interest rate futures, index futures and security futures), as well as currency futures and currency forward contracts.

Option Contracts (A Type of Derivative)

Option contracts (also called "options") are rights to buy or sell a Reference Instrument for a specified price (the "exercise price") during, or at the end of, a specified period. The seller (or "writer") of the option receives a payment, or premium, from the buyer, which the writer keeps regardless of whether the buyer uses (or exercises) the option. A call option gives the holder (buyer) the right to buy the Reference Instrument from the seller (writer) of the option. A put option gives the holder the right to sell the Reference Instrument to the writer of the option. Options may be bought or sold on a wide variety of Reference Instruments. Options that are written on futures contracts will be subject to margin requirements similar to those applied to futures contracts.

Swap Contracts (A Type of Derivative)

A swap contract (also known as a "swap") is a type of derivative contract in which two parties agree to pay each other (swap) the returns derived from Reference Instruments. Swaps do not always involve the delivery of the Reference Instruments by either party, and the parties might not own the Reference Instruments underlying the swap. The payments are usually made on a net basis so that, on any given day, the Fund and/or an Underlying Fund would receive (or pay) only the amount by which its payment under the contract is less than (or exceeds) the amount of the other party's payment. Swap agreements are sophisticated instruments that can take many different forms and are known by a variety of names. Common types of swaps in which the Fund and/or an Underlying Fund may invest include interest rate swaps, caps and floors, total return swaps and credit default swaps.

FIXED-INCOME SECURITIES

Fixed-income securities pay interest, dividends or distributions at a specified rate. The rate may be a fixed percentage of the principal or may be adjusted periodically. In addition, the issuer of a fixed-income security must repay the principal amount of the security, normally within a specified time. Fixed-income securities provide more regular income than equity securities. However, the returns on fixed-income securities are limited and normally do not increase with the issuer's earnings. This limits the potential appreciation of fixed-income securities as compared to equity securities.

A security's yield measures the annual income earned on a security as a percentage of its price. A security's yield will increase or decrease depending upon whether it costs less (a "discount") or more (a "premium") than the principal amount. If the issuer may redeem the security before its scheduled maturity, the price and yield on a discount or premium security may change based upon the probability of an early redemption. Securities with higher risks generally have higher yields.

The following describes the fixed-income securities in which the Fund and/or an Underlying Fund principally invests:

Treasury Securities (A Fixed-Income Security)

Treasury securities are direct obligations of the federal government of the United States. Treasury securities are generally regarded as having minimal credit risks.

Corporate Debt Securities (A Fixed-Income Security)

Corporate debt securities are fixed-income securities issued by businesses. Notes, bonds, debentures and commercial paper are the most prevalent types of corporate debt securities. The Fund and/or an Underlying Fund may also purchase interests in bank loans to companies. The credit risks of corporate debt securities vary widely among issuers.

In addition, the credit risk of an issuer's debt security may vary based on its priority for repayment. For example, higher ranking ("senior") debt securities have a higher priority than lower ranking ("subordinated") securities. This means that the issuer might not make payments on subordinated securities while continuing to make payments on senior securities. In addition, in the event of bankruptcy, holders of senior securities may receive amounts otherwise payable to the holders of subordinated securities. Some subordinated securities, such as trust-preferred and capital-securities notes, also permit the issuer to defer payments under certain circumstances. For example, insurance companies issue securities known as surplus notes that permit the insurance company to defer any payment that would reduce its capital below regulatory requirements.

Convertible Securities (A Fixed-Income Security)

Convertible securities are fixed-income securities or preferred stocks that the Fund and/or an Underlying Fund has the option to exchange for equity securities at a specified conversion price. The option allows the Fund and/or an Underlying Fund to realize additional returns if the market price of the equity securities exceeds the conversion price. For example, the Fund and/or an Underlying Fund may hold fixed-income securities that are convertible into shares of common stock at a conversion price of $10 per share. If the market value of the shares of common stock reached $12, the Fund and/or an Underlying Fund could realize an additional $2 per share by converting its fixed-income securities.

Convertible securities have lower yields than comparable fixed-income securities. In addition, at the time a convertible security is issued, the conversion price exceeds the market value of the underlying equity securities. Thus, convertible securities may provide lower returns than non-convertible, fixed-income securities or equity securities depending upon changes in the price of the underlying equity securities. However, convertible securities permit the Fund and/or an Underlying Fund to realize some of the potential appreciation of the underlying equity securities with less risk of losing its initial investment.

Credit Enhancement

Credit enhancement consists of an arrangement in which a company agrees to pay amounts due on a fixed-income security if the issuer defaults. In some cases the company providing credit enhancement makes all payments directly to the security holders and receives reimbursement from the issuer. Normally, the credit enhancer has greater financial resources and liquidity than the issuer. For this reason, a Co-Adviser usually evaluates the credit risk of a fixed-income security based solely upon its credit enhancement.

Hybrid Instruments

Hybrid instruments combine elements of two different kinds of securities or financial instruments (such as a derivative contract). Frequently, the value of a hybrid instrument is determined by reference to changes in the value of a Reference Instrument (that is a designated security, commodity, currency, index or other asset or instrument including a derivative contract). The Fund and/or an Underlying Fund may use hybrid instruments only in connection with permissible investment activities. Hybrid instruments can take on many forms including, but not limited to, the following forms. First, a common form of a hybrid instrument combines elements of a derivative contract with those of another security (typically a fixed-income security). In this case all or a portion of the interest or principal payable on a hybrid security is determined by reference to changes in the price of a Reference Instrument. Second, a hybrid instrument may also combine elements of a fixed income security and an equity security. Third, hybrid instruments may include convertible securities with conversion terms related to a Reference Instrument.

Depending on the type and terms of the hybrid instrument, its risks may reflect a combination of the risks of investing in the Reference Instrument with the risks of investing in other securities, currencies and derivative contracts. Thus, an investment in a hybrid instrument may entail significant risks in addition to those associated with traditional investments or the Reference Instrument. Hybrid instruments are also potentially more volatile than traditional securities or the Reference Instrument. Moreover, depending on the structure of the particular hybrid, it may expose the Fund and/or an Underlying Fund to leverage risks or carry liquidity risks.

Equity Linked Note

An equity linked note (ELN) is a type of hybrid instrument that provides the noteholder with exposure to a single equity security, a basket of equity securities, or an equity index (the "Reference Equity Instrument"). Typically, an ELN pays interest at agreed rates over a specified time period and, at maturity, either converts into shares of a Reference Equity Instrument or returns a payment to the noteholder based on the change in value of a Reference Equity Instrument.

FOREIGN SECURITIES

Foreign securities are securities of issuers based outside the United States. The Fund and/or an Underlying Fund will consider an issuer to be based outside the United States if:

■ it is organized under the laws of, or has a principal office located in, another country;

■ the principal trading market for its securities is in another country; or

■ it (directly or through its consolidated subsidiaries) derived in its most current fiscal year at least 50% of its total assets, capitalization, gross revenue or profit from goods produced, services performed or sales made in another country.

Foreign securities may be denominated in foreign currencies or in U.S. dollars. Along with the risks normally associated with domestic securities of the same type, foreign securities are subject to currency risks and risks of foreign investing. Trading in certain foreign markets is also subject to liquidity risks.

Foreign Government Securities (A Type of Foreign Fixed-Income Security)

Foreign government securities generally consist of fixed-income securities supported by national, state or provincial governments or similar political subdivisions. Foreign government securities also include debt obligations of supranational entities, such as international organizations designed or supported by governmental entities to promote economic reconstruction or development, international banking institutions and related government agencies. Examples of these include, but are not limited to, the International Bank for Reconstruction and Development (the "World Bank"), the Asian Development Bank, the European Investment Bank and the Inter-American Development Bank.

Foreign government securities also include fixed-income securities of quasi-governmental agencies that are either issued by entities owned by a national, state or equivalent government or are obligations of a political unit that are not backed by the national government's full faith and credit. Further, foreign government securities include mortgage-related securities issued or guaranteed by national, state or provincial governmental instrumentalities, including quasi-governmental agencies.

Foreign Exchange Contracts

In order to convert U.S. dollars into the currency needed to buy a foreign security, or to convert foreign currency received from the sale of a foreign security into U.S. dollars, the Fund and/or an Underlying Fund may enter into spot currency trades. In a spot trade, the Fund and/or an Underlying Fund agree to exchange one currency for another at the current exchange rate. The Fund and/or an Underlying Fund may also enter into derivative contracts in which a foreign currency is an underlying asset. The exchange rate for currency derivative contracts may be higher or lower than the spot exchange rate. Use of these derivative contracts may increase or decrease the Fund's and/or an Underlying Fund's exposure to currency risks. The Fund and/or an Underlying Fund may use both spot trades and currency derivatives to increase or decrease its exposure to foreign interest rate and/or currency markets.

OTHER INVESTMENTS, TRANSACTIONS, TECHNIQUES

Asset Segregation

In order to secure its obligations in connection with derivative contracts or special transactions, the Fund and/or an Underlying Fund may either own the underlying assets, enter into offsetting transactions or set aside cash or readily marketable securities. This requirement may cause the Fund and/or an Underlying Fund to miss favorable trading opportunities, due to a lack of sufficient cash or readily marketable securities. This requirement may also cause the Fund and/or an Underlying Fund to realize losses on offsetting or terminated derivative contracts or special transactions.

Hedging

Hedging transactions are intended to reduce specific risks. For example, to protect the Fund and/or an Underlying Fund against circumstances that would normally cause the Fund's and/or an Underlying Fund's portfolio securities to decline in value, the Fund and/or an Underlying Fund may buy or sell a derivative contract that would normally increase in value under the same circumstances. The Fund and/or an Underlying Fund may also attempt to hedge by using combinations of different derivative contracts, or derivative contracts and securities. The Fund's and/or an Underlying Fund's ability to hedge may be limited by the costs of the derivative contracts. The Fund and/or an Underlying Fund may attempt to lower the cost of hedging by entering into transactions that provide only limited protection, including transactions that: (1) hedge only a portion of its portfolio; (2) use derivative contracts that cover a narrow range of circumstances; or (3) involve the sale of derivative contracts with different terms. Consequently, hedging transactions will not eliminate risk even if they work as intended. In addition, hedging strategies are not always successful, and could result in increased expenses and losses to the Fund and/or an Underlying Fund.

Investing in Securities of Other Investment Companies

The Fund and/or an Underlying Fund may invest its assets in securities of other investment companies, including the securities of affiliated money market funds, as an efficient means of implementing its investment strategies and/or managing its uninvested cash. The Fund and/or an Underlying Fund may also invest in fixed-income securities by investing in other investment companies (which are not available for general investment by the public) that own those securities and that is advised by an affiliate of the Adviser. The Fund and/or an Underlying Fund may invest in such securities directly. These other investment companies are managed independently of the Fund and do not incur additional expenses.

What are the Specific Risks of Investing in the Fund and the Underlying Funds?

The following provides general information on the risks associated with the types of securities and other investments in which the Fund and the Underlying Funds principally invest. The Fund and the Underlying Funds may invest in other types of securities or investments as non-principal investments. Any additional risks associated with investing in such other nonprincipal investments are described in the Fund's SAI. The Fund's SAI also may provide additional information about the risks associated with the types of securities in which the Fund and the Underlying Funds principally invest.

Risk of Managed Volatility Strategy

While the managed volatility strategy seeks competitive returns, the management of There can be no guarantee that the Fund will maintain any target annualized volatility, including that of the entire SMA Volatility Strategy Model and the Fund as a whole. Furthermore, while the volatility management portion of the strategy seeks enhanced returns with more consistent volatility levels over time, attaining and maintaining the target volatility does not ensure that the Fund and/or an Underlying Fund will deliver competitive enhanced returns. The Fund's and/or an Underlying Fund's managed volatility strategy may expose the Fund and/or an Underlying Fund investors in an SMA Volatility Strategy to losses (some of which may be sudden) that it or such investors would not have otherwise been exposed if it only invested directly in equity securities. For example, the the Fund's investment program consisted only of holding securities directly, and if the Fund's investments in Long and Short S&P 500 Futures Positions were based solely on the Co-Adviser's evaluation of the volatility of the Fund (and not the entire SMA Volatility Strategy Model and the Fund as a whole). The value of the Long Equity Index S&P 500 Futures Positions may decline in value due to a decline in the level of equity index futures contracts the S&P 500, while the value of the Short Equity Index S&P 500 Futures Positions Position may decline in value due to an increase in the level of equity index futures the S&P 500.

The Fund will use Short S&P 500 Futures Positions to hedge the long equity exposure that is a component of the SMA Volatility Strategy Model (i.e., the equity securities held directly in the SMA Volatility Strategy Model, and not the Fund). The Fund's losses on a Short S&P 500 Futures Position could theoretically be unlimited as there is no limit as to how high the S&P 500 can appreciate in value. However, such losses would tend to be offset by the appreciation of the equity-related holdings in the Fund or the equity holdings in the SMA Volatility Strategy Model. The use by the Fund of Short S&P 500 Futures Positions to hedge long exposure and manage volatility in relation to the investment program of the SMA Volatility Strategy Model may not be successful.

contracts. Furthermore, losses on the Short Equity Index Futures Position are potentially unlimited. Additionally, neither the Long nor Short Equity Index S&P 500 Futures Positions are not being held to hedge the value of the Fund's and/or an Underlying Fund's Fund's direct investments in equity-related securities or the SMA Volatility Strategy Model's direct investments in equity securities and, as a result, these futures contracts may decline in value at the same time as the Fund's and/or an Underlying Fund's Fund's direct investments in equity-related securities or the SMA Volatility Strategy Model's direct investments in equity securities. The Fund's and/or an Underlying Fund's managed volatility strategy also exposes shareholders (and investors in an SMA Volatility Strategy) to leverage risk and the risks of investing in derivative contracts.

Leverage Risk

Leverage risk is created when an investment, which includes, for example, an investment in a derivative contract, exposes the Fund and/or an Underlying Fund to a level of risk that exceeds the amount invested. Changes in the value of such an investment magnify the Fund's and/or an Underlying Fund's risk of loss and potential for gain. Investments can have these same results if their returns are based on a multiple of a specified index, security or other benchmark.

Risk of Investing in Derivative Contracts and Hybrid Instruments

The Fund's and/or an Underlying Fund's exposure to derivative contracts and hybrid instruments (either directly or through its investment in another investment company) involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. First, changes in the value of the derivative contracts and hybrid instruments in which the Fund and/or an Underlying Fund invests may not be correlated with changes in the value of the underlying Reference Instruments or, if they are correlated, may move in the opposite direction than originally anticipated. Second, while some strategies involving derivatives may reduce the risk of loss, they may also reduce potential gains or, in some cases, result in losses by offsetting favorable price movements in portfolio holdings. Third, there is a risk that derivative contracts and hybrid instruments may be erroneously priced or improperly valued and, as a result, the Fund and/or an Underlying Fund may need to make increased cash payments to the counterparty. Fourth, exposure to derivative contracts and hybrid instruments may have tax consequences to the Fund and/or an Underlying Fund and its shareholders. For example, derivative contracts and hybrid instruments may cause the Fund and/or an Underlying Fund to realize increased ordinary income or short-term capital gains (which are treated as ordinary income for Federal income tax purposes) and, as a result, may increase taxable distributions to shareholders. In addition, under certain circumstances certain derivative contracts and hybrid instruments may cause the Fund and/or an Underlying Fund to: (a) incur an excise tax on a portion of the income related to those contracts and instruments; and/or (b) reclassify, as a return of capital, some or all of the distributions previously made to shareholders during the fiscal year as dividend income. Fifth, a common provision in OTC derivative contracts permits the counterparty to terminate any such contract between it and the Fund and/or an Underlying Fund, if the value of the Fund's and/or an Underlying Fund's total net assets declines below a specified level over a given time period. Factors that may contribute to such a decline (which usually must be substantial) include significant shareholder redemptions and/or a marked decrease in the market value of the Fund's and/or an Underlying Fund's investments. Any such termination of the Fund's and/or an Underlying Fund's OTC derivative contracts may adversely affect the Fund and/or an Underlying Fund (for example, by increasing losses and/or costs, and/or preventing the Fund and/or an Underlying Fund from fully implementing its investment strategies). Sixth, the Fund and/or an Underlying Fund may use a derivative contract to benefit from a decline in the value of a Reference Instrument. If the value of the Reference Instrument declines during the term of the contract, the Fund and/or an Underlying Fund makes a profit on the difference (less any payments the Fund and/or an Underlying Fund is required to pay under the terms of the contract). Any such strategy involves risk. There is no assurance that the Reference Instrument will decline in value during the term of the contract and make a profit for the Fund and/or an Underlying Fund. The Reference Instrument may instead appreciate in value creating a loss for the Fund and/or an Underlying Fund. Seventh, a default or failure by a CCP or an FCM (also sometimes called a "futures broker"), or the failure of a contract to be transferred from an Executing Dealer to the FCM for clearing, may expose the Fund and/or an Underlying Fund to losses, increase its costs, or prevent the Fund and/or an Underlying Fund from entering or exiting derivative positions, accessing margin, or fully implementing its investment strategies. The central clearing of a derivative and trading of a contract over a SEF could reduce the liquidity in, or increase costs of entering into or holding, any contracts. Finally, derivative contracts and hybrid instruments may also involve other risks described in this Prospectus or in the Fund's and the Underlying Fund's SAI, such as interest rate, credit, currency, liquidity and leverage risks.

Issuer Credit Risk

It is possible that interest or principal on securities will not be paid when due. Noninvestment-grade securities generally have a higher default risk than investment-grade securities. Such non-payment or default may reduce the value of the Fund's and/or an Underlying Fund's portfolio holdings, its share price and its performance.

Many fixed-income securities receive credit ratings from nationally recognized statistical rating organizations (NRSROs) such as Fitch Rating Service, Moody's Investor Services, Inc. and Standard & Poor's that assign ratings to securities by assessing the likelihood of an issuer and/or guarantor default. Higher credit ratings correspond to lower perceived credit risk and lower credit ratings correspond to higher perceived credit risk. Credit ratings may be upgraded or downgraded from time to time as an NRSRO's assessment of the financial condition of a party obligated to make payments with respect to such securities and credit risk changes. The impact of any credit rating downgrade can be uncertain. Credit rating downgrades may lead to increased interest rates and volatility in financial markets, which in turn could negatively affect the value of the Fund's and/or an Underlying Fund's portfolio holdings, its share price and its investment performance. Credit ratings are not a guarantee of quality. Credit ratings may lag behind the current financial conditions of the issuer and/or guarantor and do not provide assurance against default or other loss of money. Credit ratings do not protect against a decline in the value of a security. If a security has not received a rating, the Fund and/or an Underlying Fund must rely entirely upon the Co-Adviser's credit assessment.

Fixed-income securities generally compensate for greater credit risk by paying interest at a higher rate. The difference between the yield of a security and the yield of a U.S. Treasury security or other appropriate benchmark with a comparable maturity (the "spread") measures the additional interest paid for risk. Spreads may increase generally in response to adverse economic or market conditions. A security's spread may also increase if the security's rating is lowered, or the security is perceived to have an increased credit risk. An increase in the spread will cause the price of the security to decline if interest rates remain unchanged.

Counterparty Credit Risk

Counterparty credit risk includes the possibility that a party to a transaction (such as a derivative transaction) involving the Fund and/or an Underlying Fund will fail to meet its obligations. This could cause the Fund and/or an Underlying Fund to lose the benefit of the transaction or prevent the Fund and/or an Underlying Fund from selling or buying other securities to implement its investment strategy.

Stock Market Risk

The value of ~~equity~~equity-related securities in the Fund's portfolio and/or equity securities in an Underlying Fund's portfolio will rise and fall. These fluctuations could be a sustained trend or a drastic movement. The Fund's and/or an Underlying Fund's portfolio will reflect changes in prices of individual portfolio stocks or general changes in stock valuations. Consequently, the Fund's Share price may decline. The relevant Co-Adviser attempts to manage market risk by limiting the amount the Fund and/or an Underlying Fund invests in each company's equity securities. However, diversification will not protect the Fund and/or an Underlying Fund against widespread or prolonged declines in the stock market.

In addition, the value of Long S&P 500 Futures Positions in the Fund's portfolio will fluctuate directionally in a manner similar to the equity markets (and Short S&P 500 Futures Positions will fluctuate in the opposite direction), and, as a result, the Fund's Share price may decline suddenly or over a sustained period of time.

Information publicly available about a company, whether from the company's financial statements or other disclosures or from third parties, or information available to some but not all market participants, can affect the price of a company's shares in the market. The price of a company's shares depends significantly on the information publicly available about the company. The restatement of a company's financial statements or corrections to other information regarding a company or its business may adversely affect the price of its shares, as would allegations of fraud or other misconduct by the company's management. The Fund and/or an Underlying Fund may also be disadvantaged if some market participants have access to material information not readily available to other market participants, including the Fund and/or an Underlying Fund.

Liquidity Risk

Trading opportunities are more limited for fixed-income securities that have not received any credit ratings, have received any credit ratings below investment grade or are not widely held.

Trading opportunities are more limited for CMOs that have complex terms or that are not widely held. These features may make it more difficult to sell or buy a security at a favorable price or time. Consequently, the Fund and/or an Underlying Fund may have to accept a lower price to sell a security, sell other securities to raise cash or give up an investment opportunity, any of which could have a negative effect on the Fund's and/or an Underlying Fund and/or an Underlying Fund's performance. Infrequent trading of securities may also lead to an increase in their price volatility.

Liquidity risk also refers to the possibility that the Fund and/or an Underlying Fund may not be able to sell a security or close out a derivative contract when it wants to. If this happens, the Fund and/or an Underlying Fund will be required to continue to hold the security or keep the position open, and the Fund and/or an Underlying Fund could incur losses.

OTC derivative contracts generally carry greater liquidity risk than exchange-traded contracts. This risk may be increased in times of financial stress, if the trading market for OTC derivative contracts becomes restricted.

Currency Risk

Exchange rates for currencies fluctuate daily. The combination of currency risk and market risks tends to make securities traded in foreign markets more volatile than securities traded exclusively in the United States. The relevant Co-Adviser attempts to manage currency risk by limiting the amount the Fund and/or an Underlying Fund invests in securities denominated in a particular currency. However, diversification will not protect the Fund and/or an Underlying Fund against a general increase in the value of the U.S. dollar relative to other currencies.

Investing in currencies or securities denominated in a foreign currency, entails risk of being exposed to a currency that may not fully reflect the strengths and weaknesses of the economy of the country or region utilizing the currency. In addition, it is possible that a currency (such as, for example, the euro) could be abandoned in the future by countries that have already adopted its use, and the effects of such an abandonment on the applicable country and the rest of the countries utilizing the currency are uncertain but could negatively affect the Fund's and/or an Underlying Fund's investments denominated in the currency. If a currency used by a country or countries is replaced by another currency, the Fund's and/or an Underlying Fund's Co-Adviser and/or Adviser would evaluate whether to continue to hold any investments denominated in such currency, or whether to purchase investments denominated in the currency that replaces such currency, at the time. Such investments may continue to be held, or purchased, to the extent consistent with the Fund's and/or an Underlying Fund's investment objective and permitted under applicable law.

Many countries rely heavily upon export-dependent businesses and any strength in the exchange rate between a currency and the U.S. dollar or other currencies can have either a positive or a negative effect upon corporate profits and the performance of investments in the country or region utilizing the currency. Adverse economic events within such country or region may increase the volatility of exchange rates against other currencies, subjecting the Fund and/or an Underlying Fund's investments denominated in such country's or region's currency to additional risks.

Risk Associated with Noninvestment-Grade Securities

Securities rated below investment grade, also known as junk bonds, generally entail greater economic, credit and liquidity risks than investment-grade securities. For example, their prices are more volatile, economic downturns and financial setbacks may affect their prices more negatively, and their trading market may be more limited.

Risk Related to Investing for Value

Due to their relatively low valuations, value stocks are typically less volatile than growth stocks. For instance, the price of a value stock may experience a smaller increase on a forecast of higher earnings, a positive fundamental development or positive market development. Further, value stocks tend to have higher dividends than growth stocks. This means they depend less on price changes for returns and may lag behind growth stocks in an up market.

Risk Related to the Economy

Lower-grade bond returns are sensitive to changes in the economy. The value of the Fund's and/or an Underlying Fund's portfolio may decline in tandem with a drop in the overall value of the stock market based on negative developments in the United States and/or global economies.

Interest Rate Risk

Prices of fixed-income securities rise and fall in response to changes in the interest rate paid by similar securities. Generally, when interest rates rise, prices of fixed-income securities fall. However, market factors, such as the demand for particular fixed-income securities, may cause the price of certain fixed-income securities to fall while the prices of other securities rise or remain unchanged.

Interest rate changes have a greater effect on the price of fixed-income securities with longer durations. Duration measures the price sensitivity of maturities. Certain factors, such as the presence of call features, may cause a particular fixed-income security, or the Fund and/or an Underlying Fund as a whole, to exhibit less sensitivity to changes in interest rates. Certain of the Fund's and/or an Underlying Fund's investments may also be valued, in part, by reference to the relative relationship between interest rates on tax-exempt securities and taxable securities, respectively. When the market for tax-exempt securities underperforms (or outperforms) the market for taxable securities, the value of these investments may be negatively affected (or positively affected).

Prepayment Risk

Unlike traditional fixed-income securities, which pay a fixed rate of interest until maturity (when the entire principal amount is due), payments on mortgage-backed securities include both interest and a partial payment of principal. Partial payment of principal may be comprised of scheduled principal payments as well as unscheduled payments from the voluntary prepayment, refinancing or foreclosure of the underlying loans. These unscheduled prepayments of principal create risks that can adversely affect a fund holding mortgage-backed securities.

For example, when interest rates decline, the values of mortgage-backed securities generally rise. However, when interest rates decline, unscheduled prepayments can be expected to accelerate, and the Fund and/or an Underlying Fund would be required to reinvest the proceeds of the prepayments at the lower interest rates then available. Unscheduled prepayments would also limit the potential for capital appreciation on mortgage-backed securities.

Conversely, when interest rates rise, the values of mortgage-backed securities generally fall. Since rising interest rates typically result in decreased prepayments, this could lengthen the average lives of mortgage-backed securities, and cause their value to decline more than traditional fixed-income securities.

Generally, mortgage-backed securities compensate for the increased risk associated with prepayments by paying a higher yield. The additional interest paid for risk is measured by the difference between the yield of a mortgage-backed security and the yield of a U.S. Treasury security or other appropriate benchmark with a comparable maturity (the "spread"). An increase in the spread will cause the price of the mortgage-backed security to decline. Spreads generally increase in response to adverse economic or market conditions. Spreads may also increase if the security is perceived to have an increased prepayment risk or is perceived to have less market demand.

Risk of Foreign Investing

Foreign securities pose additional risks because foreign economic or political conditions may be less favorable than those of the United States. Securities in foreign markets may also be subject to taxation policies that reduce returns for U.S. investors.

Foreign companies may not provide information (including financial statements) as frequently or to as great an extent as companies in the United States. Foreign companies may also receive less coverage than United States companies by market analysts and the financial press. In addition, foreign countries may lack uniform accounting, auditing and financial reporting standards or regulatory requirements comparable to those applicable to U.S. companies. These factors may prevent the Fund and/or an Underlying Fund and its Co-Adviser from obtaining information concerning foreign companies that is as frequent, extensive and reliable as the information available concerning companies in the United States.

Foreign countries may have restrictions on foreign ownership of securities or may impose exchange controls, capital flow restrictions or repatriation restrictions which could adversely affect the liquidity of the Fund's and/or an Underlying Fund's investments.

Since many loan instruments involve parties (for example, lenders, borrowers and agent banks) located in multiple jurisdictions outside of the United States, there is a risk that a security interest in any related collateral may be unenforceable and obligations under the related loan agreements may not be binding.

Risk of Investing in Emerging Market Countries

Securities issued or traded in emerging markets, including frontier markets, generally entail greater risks than securities issued or traded in developed markets. For example, their prices may be significantly more volatile than prices in developed countries. Emerging market economies may also experience more severe downturns (with corresponding currency devaluations) than developed economies. The economies of frontier market countries generally are smaller than those of traditional emerging market countries, and frontier capital markets and legal systems are typically less developed. As a result, investments in frontier markets are subject to increased risks from extreme price volatility and illiquidity, government ownership of private enterprise or other protectionism, volatile currency movements, inadequate investor protection, and fraud and corruption.

Emerging markets may have relatively unstable governments and may present the risk of nationalization of businesses, expropriation, confiscatory taxation or, in certain instances, reversion to closed market, centrally-planned economies. These same risks exist and may be greater in frontier markets.

Eurozone Related Risk

A number of countries in the European Union (EU) have experienced, and may continue to experience, severe economic and financial difficulties. Additional EU member countries may also fall subject to such difficulties. These events could negatively affect the value and liquidity of the Fund's and/or an Underlying Fund's investments in euro-denominated securities and derivatives contracts, securities of issuers located in the EU or with significant exposure to EU issuers or countries. If the euro is dissolved entirely, the legal and contractual consequences for holders of euro-denominated obligations and derivative contracts would be determined by laws in effect at such time. Such investments may continue to be held, or purchased, to the extent consistent with the Fund's and/or an Underlying Fund's investment objective and permitted under applicable law. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of the Shares.

Certain countries in the EU have had to accept assistance from supra-governmental agencies such as the International Monetary Fund, the European Stability Mechanism (the ESM) or other supra-governmental agencies. The European Central Bank has also been intervening to purchase Eurozone debt in an attempt to stabilize markets and reduce borrowing costs. There can be no assurance that these agencies will continue to intervene or provide further assistance and markets may react adversely to any expected reduction in the financial support provided by these agencies. Responses to the financial problems by European governments, central banks and others including austerity measures and reforms, may not work, may result in social unrest and may limit future growth and economic recovery or have other unintended consequences.

In addition, one or more countries may abandon the euro and/or withdraw from the EU. The impact of these actions, especially if they occur in a disorderly fashion, could be significant and far-reaching.

Exchange-Traded Funds Risk

An investment in an ETF generally presents the same primary risks as an investment in a conventional fund (i.e., one that is not exchange-traded) that has the same investment objectives, strategies and policies. The price of an ETF can fluctuate up or down, and the Fund could lose money investing in an ETF if the prices of the securities owned by the ETF go down. In addition, ETFs may be subject to the following risks that do not apply to conventional funds: (i) the market price of an ETF's shares may trade above or below their net asset value; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally.

Sector Risk

Companies with similar characteristics may be grouped together in broad categories called sectors. Sector risk is the possibility that a certain sector may underperform other sectors or the market as a whole. As the Co-Advisers allocate more of the Fund's and/or an Underlying Fund's portfolio holdings to a particular sector, the Fund's and/or an Underlying Fund's performance will be more susceptible to any economic, business or other developments which generally affect that sector.

Share Ownership Concentration Risk

A majority of an Underlying Fund's shares may be held by other mutual funds advised by the Co- Advisers and their affiliates. It also is possible that some or all of these other mutual funds will decide to purchase or redeem shares of an Underlying Fund simultaneously or within a short period of time of one another in order to execute their asset allocation strategies. Accordingly, there is a risk that the share trading activities of these shareholders could disrupt an Underlying Fund's investment strategies which could have adverse consequences for an Underlying Fund and other shareholders (e.g., by requiring an Underlying Fund to sell investments at inopportune times or causing an Underlying Fund to maintain larger-than-expected cash positions pending acquisition of investments).

Technology Risk

The Co-Advisers use various technologies in managing the Fund and/or an Underlying Fund, consistent with its investment objective and strategy described in this Prospectus. For example, proprietary and third-party data and systems are utilized to support decision-making for the Fund and/or an Underlying Fund. Data imprecision, software or other technology malfunctions, programming inaccuracies and similar circumstances may impair the performance of these systems, which may negatively affect Fund and/or Underlying Fund performance.

How to Invest in the Fund

The Fund is used to implement managed volatility investment strategies for investors in wrap fee ~~or~~, separately managed, and other discretionary investment accounts that are advised or sub-advised by Federated Investment Counseling (FIC), a subsidiary of Federated Investors, Inc. ("Federated"), or its affiliates. ~~The Fund may also be used to implement managed volatility investment strategies for investors in separately managed or~~ other ~~discretionary investment accounts that are advised or subadvised by other third-party discretionary investment~~, or certain other third- party discretionary managers that have a business relationship with FIC as described below. The Fund is advised by the Co-Advisers, which are also subsidiaries of Federated, and affiliates of FIC.

For purposes of this Prospectus: (1) the managed volatility investment strategies implemented through investments in the Fund are referred to as ~~the~~"SMA Volatility Strategies" or "Managed Volatility Strategies"; (2) the investors in the wrap fee, separately managed and other discretionary investment accounts that may be permitted to invest in the Fund are referred to as "Eligible Investors"; (3) the wrap fee, separately managed and other discretionary investment accounts in which Eligible Investors may invest are referred to as "Eligible Accounts"; and (4) FIC, its affiliates and any other third-party discretionary managers that may invest Eligible Investors' assets in the Fund are referred to as "Discretionary Managers."

The Managed Volatility Strategies may include investments in individual securities, derivatives (including futures~~, options, swaps~~ and hybrid instruments) as well as shares of the Fund ("Shares"), depending upon the type of Eligible Account, the applicable investment objectives, restrictions and investment mandate of an Eligible Investor, instructions provided by an Eligible Investor or Discretionary Manager or other relevant factors. The Fund is designed to purchase securities and derivatives (including futures~~, options, swaps~~ and hybrid instruments) required for the Managed Volatility Strategies that cannot be efficiently held individually in Eligible Accounts, but can be effectively held in a pooled vehicle, such as a mutual fund.

When the Fund is used to implement Managed Volatility Strategies for wrap fee and separately managed accounts, the wrap fee program sponsors or separately managed account managers typically will have contracts with Eligible Investors to provide investment management, custody and/or other services to Eligible Investors in connection with investments in Eligible Accounts. Eligible Investors typically will pay negotiated asset-based fees, which may vary, for the services. In wrap fee programs, the fees generally will be aggregated or "bundled." FIC, or an affiliate, will be engaged as an adviser or sub-adviser to manage, on a discretionary basis, assets of the Eligible Investors invested in the Eligible Accounts in accordance with one or more Managed Volatility Strategies developed by FIC or an affiliate. FIC, or an affiliate, typically will receive negotiated asset-based investment advisory fees for managing the Eligible Investors' assets and performing other administrative services. These fees received by FIC or an affiliate, may vary between wrap fee program sponsors and/or separately managed account managers, and typically will be paid out of the aggregated fees charged to Eligible Investors by the wrap fee program sponsors and/or separately managed account managers. The fees received by FIC, or an affiliate, will be paid for separate account advisory services which are separate from the Co-Advisers' management of the Fund. Where FIC, or an affiliate, will be the Discretionary Manager for Eligible Accounts of Eligible Investors, FIC, or an affiliate, will implement the applicable Managed Volatility Strategies through, among other possible investments, purchasing and redeeming Shares of the Fund on behalf of the Eligible Investors.

If the Fund is used to implement Managed Volatility Strategies for other separately managed or discretionary investment accounts, FIC, or an affiliate, will not manage, on a discretionary basis, the accounts of the Eligible Investors invested in these types of Eligible Accounts. The Discretionary Managers of the Eligible Investors' accounts will be third-party discretionary managers. These Discretionary Managers typically will have contracts with Eligible Investors to provide investment management, custody and/or other services to Eligible Investors in connection with investments in these Eligible Accounts. Eligible Investors typically will pay negotiated asset-based fees, which may vary, for the services. These Discretionary Managers will be engaged as advisers or sub-advisers to manage, on a discretionary basis, assets of the Eligible Investors invested in these Eligible Accounts in accordance with one or more Managed Volatility Strategies developed by these Discretionary Managers. These Discretionary Managers will have separate contracts with FIC, or an affiliate, to provide these Discretionary Managers with one or more model portfolios for Managed Volatility Strategies developed by FIC or an affiliate, as well as recommendations for updates to the model portfolios. These Discretionary Managers will use the model portfolios, and recommended updates, at their discretion to develop the Discretionary Managers' Managed Volatility Strategies. FIC, or an affiliate, will not have discretionary authority over Eligible Investors' accounts. As compensation for providing the model portfolios and recommended updates, FIC, or an affiliate, typically will receive negotiated asset-based fees, which will be determined based on the amount of assets under management these Discretionary Managers manage in accordance with their Managed Volatility Strategies that they develop using the model portfolios, and recommended updates, provided by FIC or an affiliate. These fees received by FIC or an affiliate, may vary between Discretionary Managers, and will be paid to FIC, or an affiliate, by these Discretionary Managers. The fees received by FIC, or an affiliate, will be paid for services separate from the Co-Advisers' management of the Fund. These Discretionary Managers will have the option to implement their Managed Volatility Strategies through, among other possible investments, purchasing and redeeming Shares of the Fund on behalf of the Eligible Investors.

Shareholders of the Fund, as Eligible Investors, are strongly encouraged to read carefully the wrap fee brochure or other disclosure documents provided to them in connection with their investments in wrap fee, separately managed or other discretionary investment accounts (i.e., the Eligible Accounts). These brochures and disclosure documents will contain information about the fees charged to Eligible Investors in connection with their investments in the Eligible Accounts. These brochures and other disclosure documents will contain information about the fees paid or received by the wrap fee program sponsors, or Discretionary Managers or other third-parties, to or from FIC, or its affiliates, in connection with the Eligible Investors' investments in the Eligible Accounts. These brochures and disclosure documents also will contain other important information regarding the Discretionary Managers and Eligible Accounts, such as minimum Eligible Account sizes. Shareholders of the Fund, as Eligible Investors, pay no additional fees or expenses to purchase Shares of the Fund.

To the extent permitted under applicable law, the Fund may also be used as an investment option for other investment companies managed by the Adviser or an affiliate. These other investment companies are referred to in this Prospectus as "Affiliated Funds." As a result, at any time, shareholders of the Fund may include Eligible Investors and, to the extent permitted under applicable law, Affiliated Funds.

Shares of the Fund held by an Eligible Investor may be purchased or redeemed only at the direction of FIC or another Discretionary Manager of the Eligible Account. To the extent the Fund is permitted as an investment option for an Affiliated Fund, Shares also may be purchased and redeemed at the discretion of an Affiliated Fund's adviser. Shares can be purchased or redeemed on any day the New York Stock Exchange (NYSE) is open.

What Do Shares Cost?

CALCULATION OF NET ASSET VALUE

When the Fund receives a transaction request in proper form (as described in this Prospectus), it is processed at the next calculated net asset value of a Share (NAV). A Share's NAV is determined as of the end of regular trading on the New York Stock Exchange (NYSE) (normally 4:00 p.m. Eastern time) each day the NYSE is open. The Fund calculates the NAV by valuing its assets, subtracting its liabilities, and dividing the balance by the number of Shares outstanding.

Eligible Investors can purchase, redeem or exchange Shares any day the NYSE is open.

When the Fund holds securities that trade principally in foreign markets on days the NYSE is closed, the value of the Fund's assets may change on days you cannot purchase or redeem Shares. This may also occur when the U.S. markets for fixed-income securities are open on a day the NYSE is closed.

How to Purchase Shares

Shares of the Fund held for an Eligible Investor may be purchased only at the direction of FIC or another Discretionary Manager of the Eligible Account. Shares of the Fund may be purchased any day the NYSE is open. An account may be established and Shares purchased by submitting an Account Application and purchase request in good order to the Fund's Transfer Agent State Street Bank and Trust Company.

Payment by federal funds must be received by the Fund's custodian by 3:00 p.m. (Eastern time) the next business day following the receipt of the purchase order. The Fund reserves the right to reject any request to purchase Shares.

How to Redeem Shares

   Shares of the Fund held by an Eligible Investor may be redeemed only at the direction of FIC or another Discretionary Manager of the Eligible Investor's Eligible Account.

   The Fund also intends to redeem Shares held by or on behalf of a shareholder who ceases to be an Eligible Investor (as defined above) and each shareholder on whose behalf FIC or another Discretionary Manager has purchased Shares agrees to any such redemption. The Fund will attempt to provide the applicable Discretionary Manager and/or wrap program sponsor with advance notice of any such redemption on behalf of the shareholder.

   Shares of the Fund may be redeemed any day the NYSE is open by submitting a redemption request in good order to the Fund's Transfer Agent, State Street Bank and Trust Company. Redemption requests received before the end of regular trading on the NYSE (normally 4:00 p.m. Eastern time) will receive a redemption amount based on that day's NAV.

PAYMENT METHODS FOR REDEMPTIONS

Redemption proceeds will be paid by one of the following methods established by the Discretionary Manager or affiliated Adviser:

- an electronic transfer to the shareholder's wrap fee, separately managed or discretionary investment account (i.e., Eligible Account) custodied at a financial institution that is an ACH member;
- wire payment to the shareholder's wrap fee, separately managed or discretionary investment account (i.e., Eligible Account) custodied at a domestic commercial bank that is a Federal Reserve System member; or
- check mailed to the qualified custodian of the shareholder's wrap fee, separately managed or discretionary investment accounts (i.e., Eligible Account).

Redemption In-Kind

Although the Fund intends to pay Share redemptions in cash, it reserves the right to pay the redemption price in whole or in part by a distribution of the Fund's portfolio securities.

LIMITATIONS ON REDEMPTION PROCEEDS

Redemption proceeds normally are transferred or wired within one business day after receiving a request in proper form. Payment may be delayed up to seven days:

- to allow a purchase to clear;
- during periods of market volatility;
- when a shareholder's trade activity or amount adversely impacts the Fund's ability to manage its assets; or
- during any period when the Federal Reserve wire or applicable Federal Reserve banks are closed, other than customary weekend and holiday closings.

If a redemption of Shares recently purchased by check (including a cashier's check or certified check), money order, bank draft or ACH is requested, redemption proceeds may not be made available up to seven calendar days to allow the Fund to collect payment on the instrument used to purchase such Shares. If the purchase instrument does not clear, any purchase order will be canceled and the party submitting such payment will be responsible for any losses incurred by the Fund as a result of the canceled order.

In addition, redemptions may be suspended, or the payment of proceeds may be delayed, during any period:

- when the NYSE is closed, other than customary weekend and holiday closings;
- when trading on the NYSE is restricted, as determined by the SEC; or
- in which an emergency exists, as determined by the SEC, so that disposal of the Fund's investments or determination of its NAV is not reasonably practicable.

Shareholders will not accrue interest or dividends on redemption proceeds that are undeliverable via wire transfers.

Share Certificates

The Fund does not issue share certificates.

Account and Share Information

CONFIRMATIONS AND ACCOUNT STATEMENTS

Shareholders will receive confirmation of purchases and redemptions and periodic statements reporting all account activity, including dividends and capital gains paid.

DIVIDENDS AND CAPITAL GAINS

The Fund declares and pays any dividends monthly to shareholders. If you purchase Shares by wire, you begin earning dividends on the day your wire is received. If you purchase Shares by check, you begin earning dividends on the business day after the Fund receives your check. In either case, you earn dividends through the day your redemption request is received.

In addition, the Fund pays any capital gains at least annually, and may make such special distributions of dividends and capital gains as may be necessary to meet applicable regulatory requirements.

Shares purchased just before the record date for a capital gain distribution will pay the full price for the shares and then receive a portion of the price back in the form of a taxable distribution. Investors should consider the tax implications of purchasing Shares shortly before the record date for a capital gain.

Under the federal securities laws, the Fund is required to provide a notice to shareholders regarding the source of distributions made by the Fund if such distributions are from sources other than ordinary investment income.

TAX INFORMATION

The Fund sends an IRS Form 1099 and an annual statement of each shareholder's account activity to assist shareholders in completing their federal, state and local tax returns. Fund distributions of dividends and capital gains are taxable to shareholders whether paid in cash or reinvested in the Fund. Dividends are taxable at different rates depending on the source of dividend income. Distributions of net short-term capital gains are taxable to shareholders as ordinary income. Distributions of net long-term capital gains are taxable to shareholders as long-term capital gains regardless of how long a shareholder has owned the Shares.

Fund distributions are expected to be both dividends and capital gains. Redemptions and exchanges are taxable sales. Please consult your tax adviser regarding your federal, state and local tax liability.

FREQUENT TRADING POLICIES

Frequent or short-term trading into and out of the Fund can have adverse consequences for the Fund and its shareholders who use the Fund as a long-term investment vehicle. Such trading in significant amounts can disrupt the Fund's investment strategies (e.g., by requiring it to sell investments at inopportune times or maintain excessive short-term cash positions to support redemptions), increase brokerage and administrative costs and affect the timing and amount of taxable gains distributed by the Fund. Investors engaged in such trading may also seek to profit by anticipating changes in the Fund's NAV in advance of the time as of which NAV is calculated. Given that: (a) the Fund is used exclusively to implement certain Fixed Income Strategies for Eligible Investors in Eligible Accounts and, to the extent permitted by applicable law, as an investment option for Affiliated Funds as described in this Prospectus; (b) FIC has the ability to limit Eligible Investors' investments in the Fund and Fund Share purchases, and redemptions for Eligible Accounts will be at the direction of FIC or another Discretionary Managers; (c) with respect to Eligible Accounts, Fund Share purchases and redemptions will be made on a frequent basis, generally only for account initialization, rebalancing and liquidation purposes, or in order to invest new monies or accommodate reductions in Eligible Account size; and (d) that individual Eligible Investors will not be in a position to effect purchase or redemption orders directly, the Fund does not anticipate that, in the normal case, frequent or short-term trading into and out of the Fund will have significant unanticipated or adverse consequences for the Fund and its shareholders. For these reasons, the Fund's Board has not adopted policies or procedures to discourage frequent or short-term trading of the Fund's Shares.

Other funds in the Federated family of funds may impose monitoring policies. Under normal market conditions, such monitoring policies are designed to protect the funds being monitored and their shareholders, and the operation of such policies and shareholder investments under such monitoring are not expected to have materially adverse impact on the Federated funds or their shareholders. If you plan to purchase shares of another Federated fund, please read the prospectus of that other Federated fund for more information.

The Fund may invest in affiliated investment companies whose boards have determined not to adopt frequent trading policies. The Fund therefore may be exposed to any adverse consequences of any frequent or short-term trading in such funds, to the extent of the Fund's investment therein.

Valuation of Portfolio Securities by the Fund and the Underlying Funds

The Fund and each of the Underlying Funds generally values portfolio securities in calculating NAV as follows:

- Fixed-income securities acquired with remaining maturities greater than 60 days are fair valued using price evaluations provided by a pricing service approved by the Board of Trustees ("Board").
- Fixed-income securities acquired with remaining maturities of 60 days or less are valued at their cost (adjusted for the accretion of any discount or amortization of any premium).
- Derivative contracts listed on exchanges are valued at their reported settlement or closing price, except that options are valued at the mean of closing bid and asked quotations.
- OTC derivative contracts are fair valued using price evaluations provided by a pricing service approved by the Board.

If the Fund and/or an Underlying Fund cannot obtain a price or price evaluation from a pricing service for an investment, the Fund and/or an Underlying Fund may attempt to value the investment based upon the mean of bid and asked quotations, or fair value the investment based on price evaluations, from one or more dealers. If any price, quotation, price evaluation or other pricing source is not readily available when the NAV is calculated, or if the Fund and/or an Underlying Fund cannot obtain price evaluations from a pricing service or from more than one dealer for an investment within a reasonable time (for example, within five business days after a new security is delivered to the Fund), the Fund and/or an Underlying Fund use the fair value of the investment determined in accordance with the procedures described below. There can be no assurance that the Fund and/or an Underlying Fund could purchase or sell an investment at the price used to calculate the Fund's and the Underlying Fund's NAV.

Shares of other mutual funds are valued based upon their reported NAVs. The prospectuses for these mutual funds explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.

Fair Valuation and Significant Events Procedures

The Board has ultimate responsibility for determining the fair value of investments for which market quotations are not readily available. The Board has appointed a Valuation Committee comprised of officers of the Fund and the Underlying Funds, the Co-Advisers and the Co-Advisers' affiliated companies to assist in this responsibility and in overseeing the calculation of the NAV. The Board has also authorized the use of pricing services recommended by the Valuation Committee to provide fair value evaluations of the current value of certain investments for purposes of calculating the NAV. In the event that market quotations and price evaluations are not available for an investment, the Valuation Committee determines the fair value of the investment in accordance with procedures adopted by the Board. The Board periodically reviews and approves the fair valuations made by the Valuation Committee and any changes made to the procedures. The Fund's and each Underlying Funds' Statement of Additional Information (SAI) discusses the methods used by pricing services and the Valuation Committee to value investments.

Using fair value to price investments may result in a value that is different from an investment's most recent closing price and from the prices used by other mutual funds to calculate their NAVs. The Valuation Committee generally will not change an investment's fair value in the absence of new information relating to the investment or its issuer such as changes in the issuer's business or financial results, or relating to external market factors, such as trends in the market values of comparable securities. This may result in less frequent, and larger, changes in fair values as compared to prices based on market quotations or price evaluations from pricing services or dealers.

The Board also has adopted procedures requiring an investment to be priced at its fair value whenever a Co-Adviser determines that a significant event affecting the value of the investment has occurred between the time as of which the price of the investment would otherwise be determined and the time as of which the NAV is computed. An event is considered significant if there is both an affirmative expectation that the investment's value will change in response to the event and a reasonable basis for quantifying the resulting change in value. Examples of significant events that may occur after the close of the principal market on which a security is traded, or after the time of a price evaluation provided by a pricing service or a dealer, include:

- With respect to securities traded principally in foreign markets, significant trends in U.S. equity markets or in the trading of foreign securities index futures contracts;
- Political or other developments affecting the economy or markets in which an issuer conducts its operations or its securities are traded; and
- Announcements concerning matters such as acquisitions, recapitalizations, or litigation developments, or a natural disaster affecting the issuer's operations or regulatory changes or market developments affecting the issuer's industry.

The Valuation Committee uses a pricing service to determine the fair value of equity securities traded principally in foreign markets when a Co-Adviser determines that there has been a significant trend in the U.S. equity markets or in index futures trading. For other significant events, the Fund and the Underlying Funds may seek to obtain more current quotations or price evaluations from alternative pricing sources. If a reliable alternative pricing source is not available, the Valuation Committee will determine the fair value of the investment using another method approved by the Board. The Board has ultimate responsibility for any fair valuations made in response to a significant event.

The fair valuation of securities following a significant event can serve to reduce arbitrage opportunities for short-term traders to profit at the expense of long-term investors in the Fund and the Underlying Funds. For example, such arbitrage opportunities may exist when the market on which portfolio securities are traded closes before the Fund and the Underlying Funds calculate their NAV, which is typically the case with Asian and European markets. However, there is no assurance that these significant event procedures will prevent dilution of the NAV by short-term traders. See "Account and Share Information – Frequent Trading Policies" for other procedures the Fund and the Underlying Funds employ to deter such short-term trading.

PORTFOLIO HOLDINGS INFORMATION

The Fund's Annual and Semi-Annual Reports, which contain complete listings of the Fund's portfolio holdings as of the end of the Fund's second and fourth fiscal quarters, may be accessed on the SEC's website at www.sec.gov. The summary portfolio composition information may include identification of the Fund's top 10 holdings, and percentage breakdowns of the portfolio by sector, type of investment and credit quality. Complete listings of the Fund's portfolio holdings as of the end of the Fund's first and third fiscal quarters is also available in reports filed with the SEC at the SEC's website.

Who Manages the Fund?

The Board governs the Fund. The Board selects and oversees the Co-Advisers. The Co-Advisers manage the Fund's assets, including buying and selling portfolio securities. Federated Advisory Services Company (FASC), an affiliate of the Co-Advisers, provides research, quantitative analysis, equity trading and transaction settlement and certain support services to the Co-Advisers. Federated Investors (UK) LLP (Federated UK), an affiliate of the Co-Advisers, provides certain non-discretionary credit research and analysis services regarding issuers in specified non-U.S. geographic regions (e.g., Europe), and certain non-discretionary credit research, analysis and review services regarding project and trade finance-related securities, loans, borrowers, and/or issuers, to the Co-Advisers for use by the Co-Advisers in their discretion. The fee for the FASC and Federated UK services is paid by the Co-Advisers and not by the Fund.

The address of Fed Global is 450 Lexington Avenue, Suite 3700, New York, NY 10017-3943. The address of each of FASC, FIMCO and FEMCOPA is Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222-3779. The address of Federated UK is Liberty House, 222 Regent Street, London, United Kingdom W1B 5TR.

The Co-Advisers collectively provide investment research and supervision of the investments of the Fund and conduct a continuous program of investment evaluation and of appropriate sale or other disposition and reinvestment of the Fund's assets. The responsibilities of each Co-Adviser will be based on the expertise and experience of the Fund portfolio manager(s) employed by the Co-Adviser, who may share responsibilities for certain aspects of the Fund's investment program.

The Co-Advisers and other subsidiaries of Federated advise approximately 135 equity, fixed-income and money market mutual funds as well as a variety of other pooled investment vehicles, private investment companies and customized separately managed accounts (including non-U.S./offshore funds) which totaled approximately $376.1 billion in assets as of December 31, 2013. Federated was established in 1955 and is one of the largest investment managers in the United States with approximately 1,400 employees. Federated provides investment products to approximately 6,000 investment professionals and institutions.

Fed Global advises approximately 18 equity mutual funds (including sub-advised funds) as well as a variety of separately managed accounts, institutional separate accounts and private investment companies and other pooled investment vehicles (including non-U.S./offshore funds), which totaled approximately $10.7 billion in assets as of December 31, 2013.

FEMCOPA advises approximately 17 equity mutual funds (including sub-advised funds) which totaled approximately $19.6 billion in assets as of December 31, 2013.

FIMCO advises approximately 106 fixed-income and money market mutual funds (including sub-advised funds) and private investment companies, which totaled approximately $254.4 billion in assets as of December 31, 2013.

PORTFOLIO MANAGEMENT INFORMATION

Fed Global

James P. Gordon, Jr.

James P. Gordon, Jr. Senior Portfolio Manager, has been the Fund's portfolio manager since December 2014. Mr. Gordon joined Federated in September 2002 as Head of Quantitative Research and Analysis and has been a Vice President of the Fund's Co-Adviser since January 2008. Previously, he was Vice President and Head of Quantitative Research for U.S. Equity at J.P. Morgan Investment Management, having joined as an analyst in April 1992. Mr. Gordon has received the Chartered Financial Analyst designation, and earned a B.S., Applied and Engineering Physics, and a M. Eng., Operations Research and Industrial Engineering from Cornell University, and an M.B.A. with a concentration in Finance and Business Policy from the University of Chicago.

FEMCOPA

Michael T. Dieschbourg

Michael T. Dieschbourg, Senior Portfolio Manager, has been the Fund's portfolio manager since December 2014. Mr. Dieschbourg joined Federated in January 2014 as a Managing Director and Senior Vice President of the Fund's Co-Adviser. Prior to joining Federated, Mr. Dieschbourg was employed with Broadmark Asset Management, Inc., serving as Senior Managing Director, from 2010 to 2013. Previously, he worked for two Legg Mason affiliates from 2005 to 2010: serving as Chief Executive Officer and Global and International Equity Manager with Global Currents Investment Management, LLC, and serving as Managing Director with Brandywine Global Asset Management. Mr. Dieschbourg has received the Certified Investment Management Analyst® certification, and earned a B.B.A. from Loyola University.

John L. Nichol

John L. Nichol has been a Portfolio Manager of the Fund's equity asset class since December 2014. Mr. Nichol joined Federated in September 2000 as an Assistant Vice President/Senior Investment Analyst. He has been a Portfolio Manager since December 2000 and was named a Vice President of the Fund's Co-Adviser in July 2001. Mr. Nichol served as a portfolio manager and analyst for the Public Employees Retirement System of Ohio from 1992 through August 2000. Mr. Nichol has received the Chartered Financial Analyst designation. He received his M.B.A. with an emphasis in Finance and Management and Information Science from the Ohio State University.

Linda Bakhshian

Linda Bakhshian, CPA and Portfolio Manager, has been a portfolio manager of the Fund since December 2014. Ms. Bakhshian joined Federated in 2007 and is a Vice President of the Fund's Co-Adviser. Previously, she served as an equity research analyst with the Principal Financial Group from September 2002 to October 2007. Ms. Bakhshian has earned the Chartered Accountant designation and received her B.B. from the University of New England (Australia).

Damian M. McIntyre

Damian M. McIntyre is an Associate Portfolio Manager and has been an Associate Portfolio Manager of the Fund since December 2014. Mr. McIntyre joined Federated in 2008 as an Associate Quantitative Analyst and has been responsible for assisting with the investment process in the Global Equity Area, focusing on managed risk strategies. Mr. McIntyre received his B.S., Computational Finance, and an M.B.A. with a concentration in Finance, Economics, and Strategy from Carnegie Mellon University.

FIMCO

Mark E. Durbiano

Mark E. Durbiano has been a Portfolio Manager of the Fund since December 2014. Mr. Durbiano has also been the Senior Portfolio Manager of High Yield Bond Portfolio, an Underlying Fund, since December 1997. Mr. Durbiano joined Federated in 1982 and has been a Senior Portfolio Manager and a Senior Vice President of High Yield Bond Portfolio's Sub-Adviser since 1996. From 1988 through 1995, Mr. Durbiano was a Portfolio Manager and a Vice President of High Yield Bond Portfolio's Sub-Adviser. Mr. Durbiano has received the Chartered Financial Analyst designation and an M.B.A. in Finance from the University of Pittsburgh.

Ihab Salib

Ihab Salib is a Senior Portfolio Manager and Head of the International Fixed Income Group and has been a Portfolio Manager of the Fund since December 2014. Mr. Salib has also been the Portfolio Manager of Emerging Markets Fixed Income Core Fund, and Underlying Fund, since May 2013. Mr. Salib joined Federated in April 1999 as a Senior Fixed Income Trader/Assistant Vice President of the Fund's Co-Adviser. In July 2000, he was named a Vice President and in 2007 was named Senior Vice President. From January 1994 through March 1999, Mr. Salib was employed as a Senior Global Fixed Income Analyst with UBS Brinson, Inc. Mr. Salib received his B.A. with a major in Economics from Stony Brook University.

Todd A. Abraham

Todd A. Abraham has been a Portfolio Manager of the Fund for the mortgage asset class since December 2014. Mr. Abraham is also the Senior Portfolio Manager of Federated Mortgage Core Portfolio, an Underlying Fund, and has been a portfolio manager of that fund since February 1999. Mr. Abraham has been a Portfolio Manager since 1995 and a Senior Vice President of the Fund's Co-Adviser since 2007. Mr. Abraham joined Federated in 1993 as an Investment Analyst and served as Assistant Vice President from 1995 to 1997. Mr. Abraham served as a Portfolio Analyst at Ryland Mortgage Co. from 1992 to 1993. Mr. Abraham has received the Chartered Financial Analyst designation and an M.B.A. in Finance from Loyola College.

The Fund's SAI provides additional information about the Portfolio Managers' compensation, management of other accounts and ownership of securities in the Fund.

ADVISORY FEES

The Co-Advisers will not charge an advisory fee for the investment advisory services that they provide to the Fund.

The Co-Adviser's affiliate, FIC, may benefit from the Fund being used to implement Managed Volatility Strategies for Eligible Investors' Eligible Accounts.

A discussion of the Board's review of the Fund's investment co-advisory contract is available in the Fund's shareholder reports as they become available.

Financial Information

FINANCIAL HIGHLIGHTS

The Fund's fiscal year end is November 30. As the Fund's first fiscal year will end November 30, 2015, the Fund's audited financial information is not available as of the date of this Prospectus.

Appendix A: Hypothetical Investment and Expense Information

The following chart provides additional hypothetical information about the effect of the Fund's expenses, including investment advisory fees and other Fund costs, on the Fund's assumed returns over a 10-year period. The chart shows the estimated expenses that would be incurred in respect of a hypothetical investment of $10,000, assuming a 5% return each year, and no redemption of Shares. The chart also assumes that the Fund's annual expense ratio stays the same throughout the 10-year period (except for the impact of changes in contractual expense limitations) and that all dividends and distributions are reinvested. The annual expense ratio used in the chart is the same as stated in the "Fees and Expenses" table of this Prospectus (and thus may not reflect any other fee waiver or expense reimbursement currently in effect). The maximum amount of any sales charge that might be imposed on the *purchase* of Shares (and deducted from the hypothetical initial investment of $10,000; the "Front-End Sales Charge") is reflected in the "Hypothetical Expenses" column. The hypothetical investment information does not reflect the effect of charges (if any) normally applicable to *redemptions* of Shares (e.g., deferred sales charges, redemption fees). Mutual fund returns, as well as fees and expenses, may fluctuate over time, and your actual investment returns and total expenses may be higher or lower than those shown below.

FEDERATED MANAGED VOLATILITY STRATEGY PORTFOLIO

ANNUAL EXPENSE RATIO: 0.06%

MAXIMUM FRONT-END SALES CHARGE: NONE

Year	Hypothetical Beginning Investment	Hypothetical Performance Earnings	Investment After Returns	Hypothetical Expenses	Hypothetical Ending Investment
1	$10,000.00	$500.00	$10,500.00	$6.15	$10,494.00
2	$10,494.00	$524.70	$11,018.70	$6.45	$11,012.40
3	$11,012.40	$550.62	$11,563.02	$6.77	$11,556.41
4	$11,556.41	$577.82	$12,134.23	$7.11	$12,127.30
5	$12,127.30	$606.37	$12,733.67	$7.46	$12,726.39
6	$12,726.39	$636.32	$13,362.71	$7.82	$13,355.07
7	$13,355.07	$667.75	$14,022.82	$8.21	$14,014.81
8	$14,014.81	$700.74	$14,715.55	$8.62	$14,707.14
9	$14,707.14	$735.36	$15,442.50	$9.04	$15,433.67
10	$15,433.67	$771.68	$16,205.35	$9.49	$16,196.09
Cumulative		$6,271.36		$77.12	

An SAI dated December 1, 2014, includes additional information about the Fund and is incorporated by reference into this Prospectus. The SAI contains a description of the Fund's policies and procedures with respect to the disclosure of its portfolio securities. To obtain the SAI and other information without charge, and to make inquiries, call your financial intermediary or the Fund at 1-800-341-7400.

You can obtain information about the Fund (including the SAI) by writing to or visiting the SEC's Public Reference Room in Washington, DC. You may also access Fund information from the EDGAR Database on the SEC's website at www.sec.gov. You can purchase copies of this information by contacting the SEC by email at publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington, DC 20549. Call 1-202-551-8090 for information on the Public Reference Room's operations and copying fees.



Federated Managed Volatility Strategy Portfolio
Federated Investors Funds
4000 Ericsson Drive
Warrendale, PA 15086-7561

Contact us at **FederatedInvestors.com**
or call 1-800-341-7400.

Federated Securities Corp., Distributor

Investment Company Act File No. 811-4017

CUSIP 31421P506

Q452274 (12/14)

Summary report: Litéra® Change-Pro TDC 7.5.0.135 Document comparison done on 12/1/2014 4:10:25 PM	
Style name: KL Standard	
Intelligent Table Comparison: Active	
Original DMS: dm://BOS/3433598/1	
Modified DMS: dm://BOS/3433598/13	
Changes:	
Add	154
Delete	139
Move From	34
Move To	34
Table Insert	6
Table Delete	5
Table moves to	0
Table moves from	0
Embedded Graphics (Visio, ChemDraw, Images etc.)	0
Embedded Excel	0
Format changes	0
Total Changes:	372